Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 10, 2023

V. Prem Watsa	Jennifer Allen
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of reserves for incurred but not reported losses

As described in Notes 3, 4 and 8 to the consolidated financial statements, insurance contract liabilities include property and casualty reserves for incurred but not reported losses, net of reinsurance (IBNR reserves), of $18,139.4 million as at December 31, 2022. IBNR reserves are estimated by management based on Canadian accepted actuarial practices, which are designed to ensure the Company establishes an appropriate reserve on its consolidated balance sheet to cover insured losses and related claims expenses. Management determines the IBNR reserves based on undiscounted projected future cash flows of claims using significant assumptions that represent best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the consolidated balance sheet date but have not yet been reported. Management has applied varying actuarial projection methodologies in the estimation of IBNR reserves, based on product line, type and extent of coverage. These methodologies require management to develop significant assumptions including expected loss ratios and loss development patterns.

The principal considerations for our determination that performing procedures relating to the estimation of IBNR reserves is a critical audit matter are (1) the significant judgment by management to determine the IBNR reserves and (2) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management’s actuarial projection methodologies and significant assumptions including the expected loss ratios and loss development patterns. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s estimation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing independent estimates and comparing the independent estimates to management’s actuarially determined reserves, with the remaining portion subjected to other procedures. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing significant assumptions based on data provided by management; (iii) where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of significant assumptions; and (iv) testing the completeness and accuracy of the data provided by management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Valuation of private placement debt securities and private company preferred shares

As described in Notes 3, 4 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private placement debt securities measured at fair value of $834.2 million and private company preferred shares measured at fair value of $1,798.3 million as at December 31, 2022. Valuation of private placement debt securities and private company preferred shares use valuation techniques that depend on the nature of the investment. Management uses unobservable inputs to develop assumptions for which market data is limited or unavailable. These investments are valued by management as follows: (i) private placement debt securities are valued primarily using industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input, and (ii) private company preferred shares are valued using industry accepted discounted cash flow models that incorporate discount rates and long-term growth rates as significant unobservable inputs. The fair value determined using the discounted cash flow models are compared to recent market transactions, where applicable.

The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities and private company preferred shares is a critical audit matter are (1) the significant judgment by management in selecting the appropriate discounted cash flow models to determine or corroborate the fair value of these investments, which included significant unobservable inputs related to the credit spreads, discount rates and long-term growth rates of the issuers and (2) a high degree of auditor subjectivity, judgment and effort to evaluate the audit evidence related to the valuation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private placement debt securities and private company preferred shares, including controls over the Company’s selection and preparation of the discounted cash flow models and determination of significant unobservable inputs. For a sample of private placement debt securities, these procedures included, among others, the involvement of professionals with specialized skill and knowledge to (i) assist in developing independent estimates using industry-accepted valuation models and (ii) independently develop assumptions such as credit spreads by considering, as applicable, current and past performance of the particular investment, relevant external market and industry data and evidence obtained in other areas of the audit. These procedures also included testing the completeness and accuracy of the underlying data supporting the independent estimates and comparing the independent estimates to management’s valuation. For private company preferred shares, these procedures included, among others, (i) evaluating the reasonableness of the significant unobservable inputs used, including discount rates and long-term growth rates; (ii) testing the completeness and accuracy of the underlying data; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models used, the reasonableness of the discount rates and long-term growth rates and considering external market and industry data. This includes comparing management’s estimate to the fair value implied by recent market transactions.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 10, 2023

We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2022 and December 31, 2021

		December 31,	December 31,
	Notes	2022	2021
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $104.6; December 31, 2021 – $111.0)	5, 27	1,345.8	1,478.3
Insurance contract receivables	10	7,907.5	6,883.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $854.4; December 31, 2021 – $1,246.4)	5, 27	9,368.2	21,799.5
Bonds (cost $29,534.4; December 31, 2021 – $13,836.3)	5	28,578.5	14,091.2
Preferred stocks (cost $808.3; December 31, 2021 – $576.6)	5	2,338.0	2,405.9
Common stocks (cost $5,162.6; December 31, 2021 – $4,717.2)	5	5,124.3	5,468.9
Investments in associates (fair value $6,772.9; December 31, 2021 – $5,671.9)	5, 6	6,091.3	4,755.1
Derivatives and other invested assets (cost $869.8; December 31, 2021 – $888.2)	5, 7	828.5	991.2
Assets pledged for derivative obligations (cost $52.4; December 31, 2021 – $119.6)	5, 7	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,079.6; December 31, 2021 – $3,336.4)	5, 6, 23, 27	1,942.8	2,066.0
		54,322.9	51,697.4

Deferred premium acquisition costs	11	2,170.3	1,924.1
Recoverable from reinsurers (including recoverables on paid losses – $1,454.2; December 31, 2021 – $884.3)	8, 9	13,115.8	12,090.5
Deferred income tax assets	18	492.1	522.4
Goodwill and intangible assets	12	5,689.0	5,928.2
Other assets	13	7,081.7	6,121.3
Total assets		92,125.1	86,645.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

		December 31,	December 31,
	Notes	2022	2021
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	5,215.2	4,985.4
Derivative obligations (including at the holding company – $19.4; December 31, 2021 – $32.1)	5, 7	191.0	152.9
Deferred income tax liabilities	18	496.7	598.8
Insurance contract payables	10	5,061.9	4,493.5
Insurance contract liabilities	8	52,199.6	47,346.5
Borrowings – holding company and insurance and reinsurance companies	15	6,621.0	6,129.3
Borrowings – non-insurance companies	15	2,003.9	1,623.7
Total liabilities		71,789.3	65,330.1

Equity	16
Common shareholders’ equity		15,340.7	15,049.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		16,676.2	16,385.1
Non-controlling interests		3,659.6	4,930.2
Total equity		20,335.8	21,315.3
		92,125.1	86,645.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2022 and 2021

	Notes	2022	2021
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	27,912.6	23,910.2
Net premiums written	25	22,271.7	18,278.1

Gross premiums earned		26,454.9	21,786.8
Premiums ceded to reinsurers		(5,448.8)	(5,228.8)
Net premiums earned	25	21,006.1	16,558.0
Interest and dividends	5	961.8	640.8
Share of profit of associates	6	1,014.7	402.0
Net gains (losses) on investments	5	(1,733.9)	3,445.1
Gain on sale and consolidation of insurance subsidiaries	23	1,219.7	264.0
Other revenue	25	5,581.6	5,158.0
		28,050.0	26,467.9
Expenses
Losses on claims, gross	8	17,509.5	14,200.7
Losses on claims, ceded to reinsurers	9	(3,657.6)	(3,460.2)
Losses on claims, net	26	13,851.9	10,740.5
Operating expenses	26	3,057.5	2,946.1
Commissions, net	9	3,454.9	2,787.9
Interest expense	15	452.8	513.9
Other expenses	25, 26	5,520.9	5,086.9
		26,338.0	22,075.3
Earnings before income taxes		1,712.0	4,392.6
Provision for income taxes	18	425.2	726.0
Net earnings		1,286.8	3,666.6

Attributable to:
Shareholders of Fairfax		1,147.2	3,401.1
Non-controlling interests	16	139.6	265.5
		1,286.8	3,666.6

Net earnings per share	17	$46.62	$129.33
Net earnings per diluted share	17	$43.49	$122.25
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	23,638	25,953

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2022 and 2021

	Notes	2022	2021
		(US$ millions)

Net earnings		1,286.8	3,666.6

Other comprehensive income (loss), net of income taxes	16

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		(673.7)	(199.5)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	149.5	(16.7)
Gains on hedge of net investment in European operations	7	51.8	63.9
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	6	(132.0)	(75.1)
Other		2.2	—
		(602.2)	(227.4)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	23	19.7	6.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings	6	(4.3)	(45.2)
		(586.8)	(265.9)
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	21	121.7	88.2
Share of net gains on defined benefit plans of associates	6	59.4	67.0
Other		—	13.8
		181.1	169.0
Other comprehensive income (loss), net of income taxes		(405.7)	(96.9)
Comprehensive income		881.1	3,569.7

Attributable to:
Shareholders of Fairfax		939.8	3,377.6
Non-controlling interests		(58.7)	192.1
		881.1	3,569.7

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the years ended December 31, 2022 and 2021

(US$ millions)

			Share-					Equity
			based		Accumulated			attributable
		Treasury	payments		other	Common		to	Non-
	Common	shares	and other	Retained	comprehensive	shareholders’	Preferred	shareholders	controlling	Total
	shares(1)	at cost	reserves	earnings	income (loss)	equity	shares	of Fairfax	interests	equity

Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Net earnings for the year	—	—	—	1,147.2	—	1,147.2	—	1,147.2	139.6	1,286.8
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(479.7)	(479.7)	—	(479.7)	(194.0)	(673.7)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	149.5	149.5	—	149.5	—	149.5
Gains on hedge of net investment in European operations	—	—	—	—	51.8	51.8	—	51.8	—	51.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(120.7)	(120.7)	—	(120.7)	(11.3)	(132.0)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	19.7	19.7	—	19.7	—	19.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(3.9)	(3.9)	—	(3.9)	(0.4)	(4.3)
Net gains on defined benefit plans	—	—	—	—	116.9	116.9	—	116.9	4.8	121.7
Share of net gains on defined benefit plans of associates	—	—	—	—	57.8	57.8	—	57.8	1.6	59.4
Other	—	—	—	—	1.2	1.2	—	1.2	1.0	2.2
Issuances for share-based payments	—	62.4	(70.2)	—	—	(7.8)	—	(7.8)	5.3	(2.5)
Purchases and amortization for share-based payments (note 16)	—	(148.2)	146.1	—	—	(2.1)	—	(2.1)	(20.3)	(22.4)
Purchases for cancellation (note 16)	(96.1)	—	—	(103.5)	—	(199.6)	—	(199.6)	—	(199.6)
Common share dividends (note 16)	—	—	—	(249.9)	—	(249.9)	—	(249.9)	(263.2)	(513.1)
Preferred share dividends (note 16)	—	—	—	(45.2)	—	(45.2)	—	(45.2)	—	(45.2)
Acquisitions of subsidiaries (note 23)	—	—	—	—	—	—	—	—	111.5	111.5
Net changes in capitalization (note 16 and note 23)	—	—	37.6	(211.2)	—	(173.6)	—	(173.6)	(1,070.9)	(1,244.5)
Other	—	2.6	(2.6)	—	29.5	29.5	—	29.5	25.7	55.2
Balance as of December 31, 2022	6,086.3	(891.3)	615.7	10,509.6	(979.6)	15,340.7	1,335.5	16,676.2	3,659.6	20,335.8

Balance as of January 1, 2021	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3
Net earnings for the year	—	—	—	3,401.1	—	3,401.1	—	3,401.1	265.5	3,666.6
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(123.3)	(123.3)	—	(123.3)	(76.2)	(199.5)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(16.7)	(16.7)	—	(16.7)	—	(16.7)
Gains on hedge of net investment in European operations	—	—	—	—	63.9	63.9	—	63.9	—	63.9
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	(65.2)	(65.2)	—	(65.2)	(9.9)	(75.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	3.1	3.1	—	3.1	3.6	6.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	—	—	—	—	(45.6)	(45.6)	—	(45.6)	0.4	(45.2)
Net gains on defined benefit plans	—	—	—	—	82.8	82.8	—	82.8	5.4	88.2
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	68.3	68.3	—	68.3	(1.3)	67.0
Other	—	—	—	—	9.2	9.2	—	9.2	4.6	13.8
Issuances for share-based payments	—	57.3	(56.1)	—	—	1.2	—	1.2	(3.0)	(1.8)
Purchases and amortization for share-based payments (note 16)	—	(132.6)	104.1	—	—	(28.5)	—	(28.5)	6.8	(21.7)
Purchases for cancellation (note 16)	(529.6)	—	—	(528.5)	—	(1,058.1)	—	(1,058.1)	—	(1,058.1)
Common share dividends (note 16)	—	—	—	(272.1)	—	(272.1)	—	(272.1)	(155.4)	(427.5)
Preferred share dividends (note 16)	—	—	—	(44.5)	—	(44.5)	—	(44.5)	—	(44.5)
Acquisitions of subsidiaries (note 23)	—	—	—	—	—	—	—	—	7.5	7.5
Deconsolidation of subsidiaries (note 23)	—	—	—	—	—	—	—	—	(15.4)	(15.4)
Net changes in capitalization (note 16 and note 23)	—	—	208.4	323.7	20.8	552.9	—	552.9	1,226.9	1,779.8
Balance as of December 31, 2021	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
(1)	Includes multiple voting shares with a carrying value of $3.8 at January 1, 2021, December 31, 2021 and December 31, 2022.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2022 and 2021

	Notes	2022	2021
		(US$ millions)
Operating activities
Net earnings		1,286.8	3,666.6
Depreciation, amortization and impairment charges	26	683.6	930.4
Net bond premium (discount) amortization		(34.2)	65.0
Amortization of share-based payment awards		146.1	104.1
Share of profit of associates	6	(1,014.7)	(402.0)
Net deferred income taxes	18	(181.6)	339.0
Net (gains) losses on investments	5, 23	1,733.9	(3,445.1)
Gain on sale and consolidation of insurance subsidiaries	23	(1,219.7)	(264.0)
Loss on repurchase of borrowings	15	—	45.7
Net (purchases) sales of investments classified at FVTPL	27	(9,640.2)	2,614.4
Changes in operating assets and liabilities	27	3,820.1	2,986.9
Cash provided by (used in) operating activities		(4,419.9)	6,641.0

Investing activities
Sales of investments in associates	6	192.9	809.2
Purchases of investments in associates	6	(363.5)	(175.4)
Net purchases of premises and equipment and intangible assets		(418.9)	(353.9)
Net sales of investment property		84.7	27.0
Purchases of subsidiaries, net of cash acquired	23	(229.9)	1,259.5
Proceeds from sale of insurance subsidiaries, net of cash divested	23	1,109.0	85.4
Proceeds from sale of non-insurance subsidiaries, net of cash divested	23	10.5	186.8
Cash provided by investing activities		384.8	1,838.6

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		743.4	1,250.0
Repayments		(0.3)	(932.9)
Net repayments on holding company credit facility		—	(700.0)
Net repayments on other revolving credit facilities		(35.0)	(84.3)
Borrowings - non-insurance companies:	15
Proceeds, net of issuance costs		47.0	499.1
Repayments		(25.3)	(593.9)
Net borrowings (repayments) on revolving credit facilities and short term loans		304.1	(262.0)
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(68.5)	(64.6)
Principal payments on lease liabilities - non-insurance companies		(138.9)	(162.8)
Subordinate voting shares:	16
Purchases for treasury		(148.2)	(132.6)
Purchases for cancellation		(199.6)	(1,058.1)
Common share dividends	16	(249.9)	(272.1)
Preferred share dividends	16	(45.2)	(44.5)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	167.5	1,603.2
Purchases of non-controlling interests	23	(1,384.7)	(233.0)
Sales to non-controlling interests		—	174.8
Dividends paid to non-controlling interests	16	(261.0)	(175.6)
Cash used in financing activities		(1,294.6)	(1,189.3)
Increase (decrease) in cash and cash equivalents		(5,329.7)	7,290.3
Cash and cash equivalents – beginning of year		11,685.4	4,467.1
Foreign currency translation		(236.1)	(72.0)
Cash and cash equivalents – end of year	27	6,119.6	11,685.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2022 and 2021

(in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2022 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, derivative obligations and insurance contract payables. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company’s Board of Directors on March 10, 2023.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidation

Subsidiaries - The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2022 and 2021 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 29.

Non-controlling interests - Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of the subsidiary’s comprehensive income (loss) and equity transactions. A non-controlling interest’s share of such adjustments is based on its present ownership interest in the subsidiary after consideration of any applicable shareholders’ agreements and other contractual arrangements. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses or other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments or in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill - Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Intangible assets - Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd’s participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd’s participation rights	Indefinite
Computer software	3 to 15 years

Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. The company’s share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents - Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.

Classification - Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.

Recognition and measurement - The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

FAIRFAX FINANCIAL HOLDINGS LIMITED

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition - An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments - Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds - Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.

Derivatives - Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Determination of fair value - Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

Level 1 - Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 - Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

Level 3 - Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Foreign currency translation

Functional and presentation currency - The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Foreign currency transactions - Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries - The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India and other parts of Asia) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

Net investment hedge - The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders’ equity.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Property and casualty insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition - Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs - Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses - The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported (“IBNR”) losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which may result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company also establishes reserves for IBNR losses on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, inflation, exposure changes and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques - Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster’s estimate or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company’s Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Life insurance contracts

The company, through Eurolife (which was consolidated on July 14, 2021 as described in note 23), writes life, disability, accident, health and critical illness insurance in addition to offering life annuities and insurance related investment products, both on an individual and group basis. Premiums for most life insurance contracts are generally recognized as revenue when due. The provision for policy benefits is calculated in compliance with local regulatory requirements and IFRS using actuarial principles consistent with those applied where life insurance policies are written. The provision for policy benefits is determined based on the discounting of projected future cash flows of claims and premiums using assumptions that include mortality, morbidity, lapse rates, discount rates, investment returns, inflation, and future expenses. These assumptions can vary by contract type and reflect current and expected future experience and represent the best estimates to settle outstanding claims, estimated future benefits and expenses on in-force insurance contracts. Certain insurance contracts written by Eurolife transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder (“unit-linked”). For these unit-linked contracts or funds, the company measures the underlying investments at fair value and presents them in other assets on the consolidated balance sheet. A corresponding liability is presented in insurance contract payables on the consolidated balance sheet. A change in the fair value of the investments of the unit-linked funds result in a corresponding change to the related liabilities, with both changes recorded together in the consolidated statement of earnings such that there is no effect on income, expenses or net earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net, in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers’ portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers’ share of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment - Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.

Risk transfer - Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums - Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

Other assets

Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, assets associated with unit-linked insurance products, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, prepaid losses on claims, and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment or modification recognized in interest expense in the consolidated statement of earnings.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share - Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share - Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds and invested principally in equities, high quality fixed income securities and cash and short term investments. Certain of the company’s post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan - A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan - A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss). Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Leases

Lessees - The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company’s incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset’s useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.

Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors - The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.

Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.

Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

New accounting pronouncements adopted in 2022

Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarify the types of costs an entity includes in determining the cost of fulfilling a contract when assessing whether a contract is onerous. Adoption of the amendments on January 1, 2022 in accordance with the applicable transition provisions did not have a significant impact on the company’s consolidated financial statements.

Reference to the Conceptual Framework (Amendments to IFRS 3)

The amendments to IFRS 3 Business Combinations replace a reference to the previous Framework for the Preparation and Presentation of Financial Statements with a reference to the current Conceptual Framework for Financial Reporting that was issued in March 2018. The amendments also add an exception to the recognition principle of IFRS 3 for liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies and further clarify that an acquirer does not recognize contingent assets acquired in a business combination. Prospective adoption of these amendments on January 1, 2022 did not have a significant impact on the company’s consolidated financial statements.

Annual Improvements to IFRS Standards 2018 – 2020

Amendments to certain IFRS Standards as a result of the IASB’s annual improvements project included an amendment to IFRS 9 Financial Instruments to clarify which fees are considered when assessing whether to derecognize a financial liability. Prospective adoption of this amendment on January 1, 2022 did not have a significant impact on the company’s consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2022. The company does not expect to adopt them in advance of their effective dates.

IFRS 17 Insurance Contracts (“IFRS 17”)

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts with amendments issued on June 25, 2020 that included targeted improvements and the deferral of the effective date to January 1, 2023. IFRS 17 requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which includes all future cash flows associated with insurance contracts, using one of three measurement models. The company has assessed that the majority of its insurance contracts will be eligible for the simplified measurement model, the Premium Allocation Approach, with the remainder of the company’s insurance contracts primarily using the General Measurement Model. The measurement of insurance contracts under the Premium Allocation Approach is similar to that under IFRS 4 and is available for contracts with a coverage period of one year or less, or where the measurement of the liability for remaining coverage is not expected to differ materially had the General Measurement Model been applied. Under IFRS 17, the carrying amount of a group of insurance contracts at each reporting date is measured as the sum of the liability for remaining coverage, comprised principally of unearned premium and deferred premium acquisition costs under IFRS 4, and the liability for incurred claims, comprised principally of future cash flows and a risk adjustment for non-financial risks of losses on claims and expenses that have been incurred but not yet paid. The measurement of insurance contracts under IFRS 17 introduces new requirements, the most notable being that the measurement reflect both the time value of money and an explicit risk adjustment for non-financial risk, whereas the company’s current measurement under IFRS 4 reflects neither. IFRS 17 must be applied retrospectively with restatement of comparatives unless impracticable.

IFRS 17 will bring considerable changes to the recognition, measurement, presentation and disclosure of insurance contracts within the company’s consolidated financial statements. It will not, however, affect the company’s underwriting strategy, its actuarial practice to establish management’s best estimate of the reserves, or the company’s cash flows. Insurance contracts will be presented differently, including differentiating in the consolidated statement of earnings between the insurance service result, which includes insurance revenue and insurance service expenses, and insurance finance income or expenses, which includes the effects of discounting and changes in discount rates.

In 2022, the company finalized the implementation and testing of information technology systems across its insurance and reinsurance subsidiaries and completed its analysis and documentation of key accounting policy decisions. Additionally, the company has prepared and continues to refine its draft IFRS 17 opening balance sheet as at January 1, 2022 and continues the preparation of its comparative quarterly information. The company determined that it will apply IFRS 17 to the majority of its insurance contracts on a full retrospective basis, and on a modified retrospective basis where a full retrospective basis is impracticable, which is primarily for insurance contracts acquired in past business combinations. When applying the modified retrospective approach, simplifications and modifications will be used only to the extent required, as permitted by the standard.

Upon adoption of IFRS 17, the company anticipates recording a transition adjustment to increase opening common shareholders’ equity as at January 1, 2022 which is not expected to exceed 2.5% of common shareholders’ equity as at December 31, 2021, primarily reflecting a decrease to insurance contract liabilities from the introduction of discounting claims reserves and the deferral of additional insurance acquisition costs which were previously expensed as incurred (as a result of IFRS 17’s broader definition of insurance acquisition costs compared with the company’s current policy under IFRS 4), partially offset by a new risk adjustment for uncertainty related to the timing and amount of cash flows arising from non-financial risks. The company does not anticipate material changes to the measurement of net revenue (currently presented as net premiums earned in the consolidated statement of earnings and will be presented differently under IFRS 17) or the selection of actuarial projection methodologies and the development of significant assumptions to determine management’s best estimate of reserves on adoption of IFRS 17.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

On May 7, 2021 the IASB issued amendments to IAS 12 Income Taxes to clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and are effective for annual periods beginning on or after January 1, 2023 with early application permitted. Upon adoption, the amendments require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. The amendments are not expected to have a significant impact on the company’s consolidated financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021 the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to help entities decide which accounting policies to disclose in their financial statements. The amendments are applied prospectively on or after January 1, 2023 and are not expected to have a significant impact on the company’s consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021 the IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to help entities distinguish between accounting policies and accounting estimates. The amendments are applied prospectively to changes in accounting estimates and changes in accounting policies occurring on or after January 1, 2023 and are not expected to have a significant impact on the company’s consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments were to be applied retrospectively to annual periods beginning on or after January 1, 2023, however on October 31, 2022 the IASB deferred the effective date by one year to January 1, 2024. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Non-current Liabilities with Covenants (Amendments to IAS 1)

On October 31, 2022 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments also require an entity to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied retrospectively on or after January 1, 2024 with early application permitted. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

On September 22, 2022 the IASB issued amendments to IFRS 16 Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments are applied retrospectively on or after January 1, 2024, with early application permitted, to sale and leaseback transactions entered into after the date of initial application, and are not expected to have a significant impact on the company’s consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Comparatives

On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments as described in note 25. Certain prior period comparatives have been reclassified to conform with the current period’s reporting segments presentation.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

Provision for losses and loss adjustment expenses

Property and casualty insurance and reinsurance provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses, the most significant of which are expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes and expected reinsurance recoveries, are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Property and casualty insurance contracts” section of note 3 and the “Underwriting Risk” section of note 24, and the historic development of the company’s insurance liabilities are presented in note 8.

Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy

Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities and private company preferred shares the company uses industry accepted discounted cash flow models to respectively, value the instruments directly, and to corroborate fair values implied by limited market activity. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable, and the effects of economic uncertainty caused by increased inflationary pressures that have resulted in central banks across the world simultaneously raising interest rates to address inflation. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Impairment assessments of goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates, working capital requirements and the effects of increased inflationary pressures and interest rates, and also (i) for goodwill, premiums, investment returns, revenues and expenses, and (ii) for indefinite-lived intangible assets, premiums, revenues and royalty rates. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 23 and subsidiaries are presented in note 29. The company exercised judgment in determining it had obtained significant influence over Stelco during 2022, and over Gulf Insurance through arrangements related to its sale of RiverStone Barbados during 2021, pursuant to the transactions described in note 6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	December 31,	December 31,
	2022	2021
Holding company
Cash and cash equivalents	552.1	465.9
Short term investments	126.6	216.9
Bonds	243.2	242.6
Preferred stocks	11.1	14.0
Common stocks(1)	75.4	137.5
Derivatives (note 7)	232.8	290.5
	1,241.2	1,367.4
Assets pledged for derivative obligations:
Cash equivalents	40.6	46.8
Short term investments	64.0	64.1
	104.6	110.9

Holding company cash and investments as presented on the consolidated balance sheet	1,345.8	1,478.3
Derivative obligations (note 7)	(19.4)	(32.1)
	1,326.4	1,446.2
Portfolio investments
Cash and cash equivalents(2)	6,203.3	12,283.2
Short term investments	3,164.9	9,516.3
Bonds	28,578.5	14,091.2
Preferred stocks	2,338.0	2,405.9
Common stocks(1)	5,124.3	5,468.9
Investments in associates (note 6)	6,091.3	4,755.1
Derivatives (note 7)	235.0	291.3
Other invested assets(3)	593.5	699.9
	52,328.8	49,511.8
Assets pledged for derivative obligations:
Cash equivalents	—	74.0
Short term investments	—	45.6
Bonds	51.3	—
	51.3	119.6
Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	184.8	76.5
Short term investments	49.7	6.2
Bonds	128.2	199.8
Common stocks	237.5	434.6
Investments in associates (note 6)	1,342.6	1,348.9
	1,942.8	2,066.0

Portfolio investments as presented on the consolidated balance sheet	54,322.9	51,697.4
Derivative obligations (note 7)	(171.6)	(120.8)
	54,151.3	51,576.6

Total cash and investments, net of derivative obligations	55,477.7	53,022.8
(1)	Includes aggregate investments in limited partnerships with a carrying value at December 31, 2022 of $1,982.5 (December 31, 2021 – $1,971.0).
(2)	Includes aggregate restricted cash and cash equivalents at December 31, 2022 of $861.2 (December 31, 2021 – $1,261.0). See note 27.
(3)	Comprised primarily of investment property.

Restricted cash and cash equivalents at December 31, 2022 of $861.2 (December 31, 2021 – $1,261.0) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31,	December 31,
	2022	2021
Regulatory deposits	5,724.2	5,147.1
Security for reinsurance and other	1,611.0	1,434.9
	7,335.2	6,582.0

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2022 bonds containing call, put and both call and put features represented $5,933.7, $30.9 and $427.7 respectively (December 31, 2021 - $4,063.0, $77.2 and $467.8) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2022 of $183.7 (December 31, 2021 - $1,691.3) that economically hedge the company’s exposure to interest rate risk as described in note 7. The increase in the company’s holdings of bonds due in 1 year or less was primarily due to net purchases of Canadian government bonds, Canadian provincial bonds and first mortgage loans of $779.0, $207.6 and $870.2 respectively and debentures received on the sale of Crum & Forster’s Pet Insurance Group and Pethealth as described in note 23. The increase in the company’s holdings of bonds due after 1 year through 3 years was primarily due to net investments of existing cash and proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with 1 to 3 year terms of $8,287.0 and $609.3, and short-dated high quality corporate bonds of $2,202.6. The increase in the company’s holdings of bonds due after 3 years through 5 years was primarily due to net purchases of U.S. treasury bonds with 3 to 5 year terms of $2,905.1.

	December 31, 2022		December 31, 2021
	Amortized	Fair	Amortized	Fair
	cost(1)	value(1)	cost(1)	value(1)
Due in 1 year or less(2)	8,506.5	8,192.5	6,022.8	5,946.5
Due after 1 year through 3 years(2)	16,077.6	15,686.2	3,933.5	4,206.0
Due after 3 years through 5 years	4,205.8	4,116.6	2,740.7	2,744.1
Due after 5 years through 10 years	318.8	291.1	534.0	531.3
Due after 10 years	859.9	714.8	990.1	1,105.7
	29,968.6	29,001.2	14,221.1	14,533.6
Pre-tax effective interest rate		3.6%		2.7%
(1)	Includes bonds held by the holding company and Fairfax India.
(2)	Includes the company’s investments in first mortgage loans at December 31, 2022 of $2,500.7 (December 31, 2021 - $1,659.4) secured by real estate predominantly in the U.S., Europe and Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2022				December 31, 2021
		Significant				Significant
		other	Significant			other	Significant
	Quoted	observable	unobservable	Total fair	Quoted	observable	unobservable	Total fair
	prices	inputs	inputs	value asset	prices	inputs	inputs	value asset
	(Level 1)	(Level 2)	(Level 3)	(liability)	(Level 1)	(Level 2)	(Level 3)	(liability)

Cash and cash equivalents(1)	6,980.8	—	—	6,980.8	12,946.4	—	—	12,946.4

Short term investments:
Canadian government	91.8	—	—	91.8	16.2	—	—	16.2
Canadian provincials	38.1	—	—	38.1	535.8	—	—	535.8
U.S. treasury	1,574.5	—	—	1,574.5	7,608.8	—	—	7,608.8
Other government	164.3	1,238.5	—	1,402.8	283.5	1,140.9	—	1,424.4
Corporate and other	—	298.0	—	298.0	—	263.9	—	263.9
	1,868.7	1,536.5	—	3,405.2	8,444.3	1,404.8	—	9,849.1
Bonds:
Canadian government	—	1,923.5	—	1,923.5	—	614.6	—	614.6
Canadian provincials	—	284.1	—	284.1	—	45.0	—	45.0
U.S. treasury	—	14,378.8	—	14,378.8	—	3,957.9	—	3,957.9
U.S. states and municipalities	—	262.7	—	262.7	—	387.2	—	387.2
Other government	—	2,700.2	—	2,700.2	—	2,655.0	—	2,655.0
Corporate and other(2)	—	5,986.6	3,465.3	9,451.9	—	4,078.1	2,795.8	6,873.9
	—	25,535.9	3,465.3	29,001.2	—	11,737.8	2,795.8	14,533.6
Preferred stocks:
Canadian	10.4	9.2	13.2	32.8	—	16.6	93.6	110.2
U.S.	—	—	233.6	233.6	—	—	40.6	40.6
Other(3)	13.2	269.2	1,800.3	2,082.7	13.5	288.0	1,967.6	2,269.1
	23.6	278.4	2,047.1	2,349.1	13.5	304.6	2,101.8	2,419.9
Common stocks:
Canadian	624.3	192.3	427.8	1,244.4	1,104.2	188.4	303.7	1,596.3
U.S.	691.0	26.1	1,087.2	1,804.3	597.9	32.0	1,155.3	1,785.2
Other	1,097.8	254.1	1,036.6	2,388.5	1,438.0	276.7	944.8	2,659.5
	2,413.1	472.5	2,551.6	5,437.2	3,140.1	497.1	2,403.8	6,041.0

Derivatives and other invested assets	—	341.8	719.5	1,061.3	0.1	175.4	1,106.2	1,281.7

Derivative obligations (note 7)	—	(151.8)	(39.2)	(191.0)	—	(88.5)	(64.4)	(152.9)

Holding company cash and investments and portfolio investments measured at fair value	11,286.2	28,013.3	8,744.3	48,043.8	24,544.4	14,031.2	8,343.2	46,918.8

	23.5%	58.3%	18.2%	100.0%	52.3%	29.9%	17.8%	100.0%

Investments in associates (note 6)(4)	4,693.8	95.3	4,463.2	9,252.3	4,188.8	106.8	3,995.6	8,291.2
(1)	Includes restricted cash and cash equivalents of $861.2 at December 31, 2022 (December 31, 2021 – $1,261.0). See note 27.
(2)	Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2022 of $2,500.7 (December 31, 2021 – $1,659.4) secured by real estate predominantly in the U.S., Europe and Canada.
(3)	Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”),which is described in footnote (2) of the following table. The company also holds a 49.0% equity interest in Digit as described in note 6.
(4)	The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of Resolute Forest Products which was held for sale at December 31, 2022 as described in note 6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2022 and 2021 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2022
	Private	Private				Derivatives
	placement	company	Limited	Private		and other
	debt	preferred	partnerships	equity	Common	invested
	securities	shares	and other(1)	funds(1)	shares	assets	Total
Balance - January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings(2)	(378.8)	(247.4)	143.0	(1.4)	61.9	(95.8)	(518.5)
Purchases(3)	1,456.0	286.4	113.1	—	102.7	67.4	2,025.6
Sales and distributions(3)	(382.4)	(88.1)	(207.0)	(4.2)	(14.3)	(303.8)	(999.8)
Transfer out of category	—	—	—	—	(2.7)	—	(2.7)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(25.3)	(5.6)	(14.0)	(4.6)	(24.7)	(29.3)	(103.5)
Balance - December 31	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3

	2021
	Private	Private				Derivatives
	placement	company	Limited	Private		and other
	debt	preferred	partnerships	equity	Common	invested
	securities	shares	and other(1)	funds(1)	shares	assets	Total
Balance - January 1	1,774.2	587.4	1,766.9	110.8	239.9	697.6	5,176.8
Net realized and unrealized gains included in the consolidated statement of earnings(2)	69.1	1,489.3	450.6	2.4	53.7	297.4	2,362.5
Purchases(3)(4)(5)	1,241.5	32.0	254.3	—	216.9	115.5	1,860.2
Acquisitions of subsidiaries (note 23)	47.5	—	—	—	—	27.4	74.9
Transfer into category(6)	139.6	—	—	—	10.9	—	150.5
Sales and distributions(3)	(476.6)	(7.2)	(580.9)	(5.9)	(2.5)	(91.8)	(1,164.9)
Transfer out of category	—	—	(102.0)	—	(10.7)	—	(112.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	0.5	0.3	0.2	0.4	(1.2)	(4.3)	(4.1)
Balance - December 31	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
(1)	Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)	During June 2021, the company’s associate Go Digit Infoworks Services Private Limited (“Digit”) entered into agreements with certain third party investors for its general insurance subsidiary Go Digit Insurance Limited (“Digit Insurance”) to raise approximately $200 (14.9 billion Indian rupees) of new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees) (the “transaction fair value”). Digit Insurance subsequently closed the majority of the $200 raise in the fourth quarter of 2021 and first half of 2022.

At December 31, 2021, the company estimated the fair value of Digit Insurance using the transaction fair value, which was supported by an internal discounted cash flow analysis, resulting in the company recording a net unrealized gain of $1,490.3 in 2021 (inclusive of foreign exchange losses) on its investment in Digit compulsory convertible preferred shares.

At December 31, 2022, the company estimated the fair value of Digit Insurance using an internal discounted cash flow analysis that continues to approximate the transaction fair value, resulting in the company recording a net unrealized loss of $167.2 in 2022, principally related to foreign exchange losses on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity accounted interest in Digit as described in note 6.

(3)	Private placement debt securities include net purchases of first mortgage loans of $870.2 (2021 - $826.9).
(4)	Common shares include non-voting shares of the RiverStone Barbados holding company as described in note 23.
(5)	Derivatives and other invested assets include a monthly royalty on future revenues of Toys “R” Us Canada as described in note 23.
(6)	Private placement debt securities include Mosaic Capital 25-year debentures as described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2022:

						Effect on fair
						value if input
	Carrying			Input range used		value is
Asset class	value	Valuation technique	Significant unobservable input	Low	High	increased(a)
Bonds(b):
Private placement debt securities(1)	834.2	Discounted cash flow	Credit spread	2.8%	12.7%	Decrease
Mortgage loans(2)	2,500.7	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	2.1%	6.4%	Decrease
Other	130.4	Various	Various	N/A	N/A	N/A
	3,465.3

Preferred stocks(c):
Private company preferred shares(3)	1,798.3	Discounted cash flow	Discount rate	10.9%	10.9%	Decrease
			Long term growth rate	6.3%	6.3%	Increase
Private placement preferred shares	156.7	Discounted cash flow	Credit spread	5.8%	5.8%	Decrease
Other	92.1	Various	Various	N/A	N/A	N/A
	2,047.1

Common stocks(d):
Limited partnerships and other(4)	1,824.2	Net asset value	Net asset value	N/A	N/A	Increase
Common shares	261.6	Market approach	Recent transaction price	N/A	N/A	Increase
Other	465.8	Various	Various	N/A	N/A	N/A
	2,551.6

Derivatives and other invested assets(e):
Investment property(5)	437.3	Income capitalization	Terminal capitalization rate	6.0%	8.0%	Decrease
			Discount rate	6.9%	9.3%	Decrease
			Market rent growth rate	2.6%	3.0%	Increase
	66.0	Sales comparison	Price per acre (Cdn$ thousands)	30.0	150.0	Increase
Other	177.0	Various	Various	N/A	N/A	N/A
	680.3

Total	8,744.3
(a)	Decreasing the input value would have the opposite effect on the estimated fair value.
(b)	Included in holding company cash and investments or bonds on the consolidated balance sheet.
(c)	Included in preferred stocks on the consolidated balance sheet.
(d)	Included in holding company cash and investments or common stocks on the consolidated balance sheet.
(e)	Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations, on the consolidated balance sheet.
(1)	At December 31, 2022 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 10 investments, the largest being $285.0 (software and services) (December 31, 2021 - 12 investments, the largest being $535.1 (software and services)). By increasing (decreasing) the credit spreads applied at December 31, 2022 by 100 basis points, the fair value of this asset class would collectively decrease by $23.2 (increase by $24.5).
(2)	At December 31, 2022 these mortgage loans consisted of 50 investments, the largest being $250.0 (December 31, 2021 – 36 investments, the largest being $149.4). By increasing (decreasing) the credit spreads applied at December 31, 2022 by 100 basis points, the fair value of this asset class would not change significantly primarily due to the short term nature of these instruments.
(3)	These private company preferred shares relate to the company’s investment in Digit compulsory convertible preferred shares which were valued using an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. By increasing (decreasing) the discount rate applied at December 31, 2022 by 1.0%, the fair value of the preferred shares would decrease by $308.2 (increase by $591.8); by increasing (decreasing) the long term growth rate applied at December 31, 2022 by 0.5%, the fair value of the preferred shares would increase by $175.8 (decrease by $141.7).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)	Limited partnerships and other are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2022 limited partnerships and other consisted of 45 investments, the three largest being $374.8 (oil and gas extraction), $189.5 (industrials) and $176.1 (industrials) (December 31, 2021 - 47 investments, the three largest being $258.2 (industrials), $252.1 (oil and gas extraction) and $192.0 (primarily household appliance manufacturing)). By increasing (decreasing) net asset values at December 31, 2022 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $182.4.
(5)	These investment property were primarily valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates. Certain investment property were valued using an industry accepted direct sales comparison approach that incorporated unobservable recent sale prices per acre for comparable properties in similar locations.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2022	2021
Interest income:
Cash and short term investments	101.5	26.8
Bonds	753.1	488.5
Derivatives and other invested assets	18.9	53.1
	873.5	568.4
Dividends:
Preferred stocks	39.7	14.1
Common stocks	100.7	94.1
	140.4	108.2
Investment expenses	(52.1)	(35.8)
Interest and dividends	961.8	640.8

Share of profit of associates (note 6)	1,014.7	402.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net gains (losses) on investments

	2022					2021
			Net change in		Net gains			Net change in		Net gains
	Net realized		unrealized		(losses) on	Net realized		unrealized		(losses) on
	gains (losses)		gains (losses)		investments	gains (losses)		gains (losses)		investments
Common stocks	364.5	(1)	(607.2)	(1)	(242.7)	483.4		850.0		1,333.4
Preferred stocks - convertible	1.4		(5.8)		(4.4)	0.7		2.1		2.8
Bonds - convertible	10.2		(247.2)		(237.0)	0.2		101.1		101.3
Other equity derivatives(2)(3)	331.7	(4)	(140.9)	(4)	190.8	461.5		170.1		631.6
Disposition of non-insurance associates	45.1		—		45.1	52.7	(5)	—		52.7
Deconsolidation of non-insurance subsidiaries	4.4		—		4.4	190.3	(6)	—		190.3
Long equity exposures and financial effects	757.3		(1,001.1)		(243.8)	1,188.8		1,123.3		2,312.1
Bonds	(183.6)		(1,064.9)		(1,248.5)	338.0	(7)	(624.6)	(7)	(286.6)
U.S. treasury bond forward contracts	163.0		(0.6)		162.4	26.0		(0.3)		25.7
Total bonds	(20.6)		(1,065.5)		(1,086.1)	364.0		(624.9)		(260.9)
Preferred stocks	12.9		(101.1)		(88.2)	1.5		1,507.4	(8)	1,508.9
Other derivative contracts	(62.0)		86.6		24.6	(157.2)		181.3		24.1
Foreign currency(9)	105.8		(410.1)		(304.3)	(64.5)		(28.6)		(93.1)
Other	(36.3)		0.2		(36.1)	130.4		(176.4)		(46.0)
Net gains (losses) on investments	757.1		(2,491.0)		(1,733.9)	1,463.0		1,982.1		3,445.1
(1)	On August 31, 2022 Stelco. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at that date, resulting in unrealized gains of $151.9 being reclassified to realized with a net impact of nil in the consolidated statement of earnings, as described in note 6.
(2)	Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados as described in note 23. Net change in unrealized gains (losses) in 2022 included $100.6 in unrealized gains (2021 - $91.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, with the fair value of $196.3 at December 31, 2022 (December 31, 2021 - $95.7) recorded in holding company cash and investments, as described in note 7.
(3)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2022 included $154.8 in realized gains (2021 - $130.9) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts recorded in holding company cash and investments.
(4)	On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its Atlas equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants as described in note 6.
(5)	During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings as described in note 6.
(6)	Principally comprised of the sale of Toys “R” Us Canada and Fairfax India’s sale of Privi during 2021.
(7)	Includes the derecognition of Seaspan Corporation debentures that were exchanged for Atlas Corp. preferred shares and Seaspan Corporation debentures that were redeemed as described in note 6.
(8)	Includes net unrealized gains of $1,490.3 (inclusive of foreign exchange losses) on Digit compulsory convertible preferred shares during 2021 described earlier in this note.
(9)	Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.Investments in Associates

The company’s investments in associates are as follows:

	December 31, 2022						Year ended
							December 31,
			Carrying value				2022
			Associates				Share of
	Ownership	Fair	and joint		Fairfax India		profit
	percentage(a)	value(b)	ventures		associates(c)	Total	(loss)
Insurance and reinsurance:
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)	43.7%	415.8	403.4		—	403.4	53.0
Go Digit Infoworks Services Private Limited (“Digit”)(1)	49.0%	479.3	104.4		—	104.4	(11.0)
Other	—	173.9	139.5		—	139.5	(11.6)
		1,069.0	647.3		—	647.3	30.4
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)	54.0%	1,233.7	—		521.1	521.1	(5.7)
Quess Corp Limited (“Quess”)	30.9%	228.3	459.6	(d)	—	459.6	6.8
IIFL Finance Limited (“IIFL Finance”)	22.3%	493.3	—		242.8	242.8	36.5
Sanmar Chemicals Group (“Sanmar”)	42.9%	337.8	—		159.8	159.8	36.4
CSB Bank Limited (“CSB Bank”)	49.7%	223.3	—		194.5	194.5	40.8
IIFL Securities Limited (“IIFL Securities”)	37.1%	87.9	35.3		97.9	133.2	14.6
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	96.9	—		97.9	97.9	9.8
Other	—	38.0	10.8		28.6	39.4	3.3
		2,739.2	505.7		1,342.6	1,848.3	142.5
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	—	101.1	101.1	(d)	—	101.1	16.5
Other(6)	—	61.3	63.3		—	63.3	2.8
		162.4	164.4		—	164.4	19.3
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)	32.2%	1,344.5	1,507.6		—	1,507.6	263.0
Atlas Corp. (“Atlas”, formerly Seaspan Corporation)(7)	43.2%	1,864.7	1,506.3		—	1,506.3	258.2
Resolute Forest Products Inc. (“Resolute”)(8)	32.2%	508.5	508.5		—	508.5	159.0
Stelco Holdings Inc. (“Stelco”)(9)	23.6%	423.3	304.8		—	304.8	—
EXCO Resources Inc. (“EXCO”)	44.4%	544.8	288.4		—	288.4	81.9
Helios Fairfax Partners Corporation (“HFP”)	34.4%	104.1	183.2		—	183.2	(23.9)
Peak Achievement Athletics (“Peak Achievement”)	42.6%	195.3	124.4	(d)	—	124.4	7.7
Partnerships, trusts and other	—	296.5	350.7		—	350.7	76.6
		5,281.7	4,773.9		—	4,773.9	822.5
		8,183.3	5,444.0		1,342.6	6,786.6	984.3
Investments in associates		9,252.3	6,091.3		1,342.6	7,433.9	1,014.7

As presented on the consolidated balance sheet:
Investments in associates		6,772.9				6,091.3
Fairfax India investments in associates		2,479.4				1,342.6
		9,252.3				7,433.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

							Year ended
	December 31, 2021						December 31,
			Carrying value				2021
			Associates				Share of
	Ownership	Fair	and joint		Fairfax India		profit
	percentage(a)	value(b)	ventures		associates(c)	Total	(loss)
Insurance and reinsurance:
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)(2)	43.7%	409.5	380.0		—	380.0	55.5
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	498.3	79.1		—	79.1	5.3
Other(3)(4)(5)	—	191.3	148.3		—	148.3	11.8
		1,099.1	607.4		—	607.4	72.6
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)(13)	54.0%	1,372.2	—		585.8	585.8	(45.8)
Quess Corp Limited (“Quess”)	31.0%	528.5	506.3	(d)	—	506.3	(1.4)
IIFL Finance Limited (“IIFL Finance”)(10)	22.3%	318.1	—		198.8	198.8	40.6
Sanmar Chemicals Group (“Sanmar”)	42.9%	421.2	—		124.2	124.2	(2.4)
CSB Bank Limited (“CSB Bank”)	49.7%	227.6	—		180.8	180.8	27.6
IIFL Securities Limited (“IIFL Securities”)	37.2%	138.0	35.0		101.0	136.0	14.0
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	105.9	—		98.5	98.5	(0.5)
Other	—	84.8	10.9		59.8	70.7	0.5
		3,196.3	552.2		1,348.9	1,901.1	32.6
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	—	76.3	76.3	(d)	—	76.3	(9.0)
Other	—	139.6	140.5		—	140.5	(1.7)
		215.9	216.8		—	216.8	(10.7)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)	32.2%	1,210.3	1,298.5		—	1,298.5	162.3
Atlas Corp. (“Atlas”, formerly Seaspan Corporation)(11)	36.7%	1,285.8	922.1		—	922.1	69.5
Resolute Forest Products Inc. (“Resolute”)	32.3%	377.1	275.8		—	275.8	75.9
EXCO Resources Inc. (“EXCO”)	43.3%	267.2	195.4		—	195.4	(41.2)
Helios Fairfax Partners Corporation (“HFP”)(12)	34.4%	116.2	206.1		—	206.1	(1.2)
Peak Achievement Athletics (“Peak Achievement”)	42.6%	181.2	140.5	(d)	—	140.5	13.3
Partnerships, trusts and other	—	342.1	340.3		—	340.3	28.9
		3,779.9	3,378.7		—	3,378.7	307.5

		7,192.1	4,147.7		1,348.9	5,496.6	329.4

Investments in associates		8,291.2	4,755.1		1,348.9	6,104.0	402.0

As presented on the consolidated balance sheet:
Investments in associates		5,671.9				4,755.1
Fairfax India investments in associates		2,619.3				1,348.9
		8,291.2				6,104.0
(a)	Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)	See note 5 for fair value hierarchy information.
(c)	Fairfax India’s associates are domiciled in India.
(d)	These investments are joint ventures.

Insurance and reinsurance associates and joint ventures

(1)	Digit Insurance and the company applied to the Insurance Regulatory and Development Authority of India (“IRDAI”) for approval to convert the company’s holdings in compulsory convertible preferred shares issued by Digit (“Digit CCPS”) into equity shares of Digit. The IRDAI subsequently communicated that the application could not be considered in its current form as conversion of the Digit CCPS would result in Digit (currently classified as an “Indian promoter” of Digit Insurance) becoming a subsidiary of the company, which was, at such time, prohibited under the then prevailing Indian insurance regulations. Since then, the IRDAI has enacted new regulations that have introduced a definition of a “Foreign Promoter”, which would permit an Indian insurance company (like Digit Insurance) to be a subsidiary of a “Foreign Promoter”. However, Digit does not currently qualify as a “Foreign Promoter” under these new regulations. Digit, Digit Insurance and the company intend to continue to explore all avenues under applicable law to achieve the company’s majority ownership of Digit through conversion of the company’s Digit CCPS.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	On February 8, 2021 the company entered into an arrangement to purchase (unless sold earlier) certain portfolio investments owned by RiverStone Barbados as described in note 23 and subsequently commenced applying the equity method of accounting to its interest in Gulf Insurance pursuant to that arrangement.
(3)	On July 14, 2021 the company increased its interest in Eurolife to 80.0% and commenced consolidating Eurolife as described in note 23.
(4)	On June 17, 2021 the company increased its equity interest in Singapore Re from 28.2% to 94.0% and commenced consolidating Singapore Re as described in note 23.
(5)	On August 23, 2021 the company completed the sale of its joint venture interest in RiverStone Barbados, pursuant to the transactions described in note 23.

Non-insurance associates and joint ventures

(6)	On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% and commenced consolidating Grivalia Hospitality as described in note 23.
(7)	On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3. On derecognition of the equity warrants, the company recorded a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) and recorded the fair value of these shares of $335.3 as an addition to its equity accounted investment in Atlas. On October 4, 2022, the company increased its interest in Atlas to 43.2% through the purchase of Atlas common shares held through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 23) for cash consideration of $84.8.

On October 31, 2022 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the “Consortium”), signed a definitive agreement to acquire all of the outstanding common shares of Atlas, other than those shares owned by the Consortium, at a cash purchase price of $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. Pursuant to the transaction, the company would transfer its approximate 45% interest in Atlas, inclusive of the company’s interest through its holdings in Atlas equity warrants that were exercised on January 12, 2023 for cash consideration of $78.7, into Poseidon Acquisitions Corp. (“Poseidon”, an entity formed by the Consortium), and is not obligated to purchase any additional interest not already owned by the Consortium. The other members of the Consortium have committed to fully fund the cash component of the transaction, and the company would continue its ownership in Atlas as part of the Consortium. Closing of the transaction is expected to be in the first half of 2023, and is subject to receipt of regulatory approvals and certain other customary closing conditions. The company expects to continue to apply the equity method of accounting to its interest in Atlas through its interest in Poseidon on closing of the transaction.

(8)	On July 5, 2022 Domtar Corporation entered into a definitive agreement with Resolute to acquire all outstanding common shares of Resolute for a combination of cash consideration of $20.50 and a Contingent Value Right (“CVR”) per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds. Pursuant to the transaction, on July 5, 2022 the company measured its investment in Resolute as held for sale and ceased applying the equity method of accounting, with the carrying value and fair value of the associate at December 31, 2022 equal to the fair value of the cash consideration of $508.5 or $20.50 per Resolute common share. The transaction closed on March 1, 2023.
(9)	On August 31, 2022 Stelco Holdings Inc. repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco which had a fair value of $352.2 (Cdn$461.3) on that date. Stelco is a publicly listed independent steelmaker that produces flat-rolled, coated, and cold-rolled steel products for the construction, automotive, and energy industries in North America.
(10)	During 2021 the company reduced its interest in IIFL Finance to 22.3% by selling a portion of its interest for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings.
(11)	On June 11, 2021 the company entered into an exchange and amendment transaction with Atlas in relation to its investment in $575.0 principal amount of debentures issued by Seaspan Corporation (“Seaspan”), an operating subsidiary of Atlas, whereby the company exchanged $288.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

principal amount of those Seaspan debentures for newly-issued Atlas Series J preferred shares and equity warrants with an exercise price of $13.71 per share. The terms of the remaining Seaspan debentures were amended to primarily remove the company’s mandatory put rights and discharge all outstanding guarantees and liens on collateral. The company derecognized the Seaspan debentures that were exchanged and recorded its investment in the Atlas preferred shares and warrants as preferred stocks and derivatives respectively on the consolidated balance sheet. On August 23, 2021 Atlas redeemed the remaining $287.0 principal amount of the Seaspan debentures.
(12)	On March 31, 2021 the company invested $100.0 in $100.0 principal amount of Helios Fairfax Partners Corporation (“HFP”) 3.0% unsecured debentures and warrants to purchase 3 million HFP subordinate voting shares exercisable at $4.90 per share any time prior to the fifth anniversary of closing. The debentures will mature on the third anniversary of closing or, at the company’s option, on either the first or second anniversary. At redemption or maturity, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company recorded the debentures at their initial fair value of $78.0 and recorded the balance of $22.0 as an addition to its equity accounted investment in HFP.

Fairfax India

(13)	On September 16, 2021 Fairfax India transferred 43.6% out of its 54.0% equity interest in Bangalore Airport to Anchorage Infrastructure Investments Holdings Limited (“Anchorage”), its wholly-owned holding company for investments in the airport sector of India, and sold an 11.5% equity interest in Anchorage to OMERS for gross proceeds of $129.2 (9.5 billion Indian rupees). Upon closing Fairfax India recorded a non-controlling interest in Anchorage and continued to equity account for its aggregate 54.0% equity interest in Bangalore Airport.

Annual changes in carrying value

Changes in the carrying value of investments in associates for the years ended December 31 were as follows:

	2022
			Fairfax India
	Associates	Joint ventures	associates	Total
Balance - January 1	3,858.7	896.4	1,348.9	6,104.0
Share of pre-tax comprehensive income (loss):
Share of profit	856.6	26.1	132.0	1,014.7
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(111.5)	(53.0)	14.4	(150.1)
Share of gains (losses) on defined benefit plans	74.4	0.6	(5.4)	69.6
	819.5	(26.3)	141.0	934.2

Dividends and distributions received	(142.2)	(33.7)	(7.0)	(182.9)
Purchases and acquisitions	429.1	88.6	10.1	527.8
Divestitures and other net changes in capitalization	9.9	(11.9)	34.4	32.4
Reclassifications(1)	352.2	(114.3)	(40.4)	197.5
Foreign exchange effect and other	(16.8)	(17.9)	(144.4)	(179.1)
Balance - December 31	5,310.4	780.9	1,342.6	7,433.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2021
			Fairfax India
	Associates	Joint ventures	associates	Total
Balance - January 1	3,170.4	1,940.9	1,328.3	6,439.6
Share of pre-tax comprehensive income (loss):
Share of profit	375.8	6.0	20.2	402.0
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(67.7)	(20.5)	0.3	(87.9)
Share of gains (losses) on defined benefit plans	89.1	0.1	(9.4)	79.8
	397.2	(14.4)	11.1	393.9

Dividends and distributions received	(153.8)	(23.6)	(4.6)	(182.0)
Purchases and acquisitions	466.5	114.4	35.7	616.6
Divestitures and other net changes in capitalization	(54.8)	(764.4)	0.9	(818.3)
Reclassifications(1)	36.4	(352.0)	—	(315.6)
Foreign exchange effect and other	(3.2)	(4.5)	(22.5)	(30.2)
Balance - December 31	3,858.7	896.4	1,348.9	6,104.0
(1)	Primarily reflects the consolidation of Grivalia Hospitality and the commencement of the equity method of accounting for Stelco in 2022, and the consolidation of Eurolife and Singapore Re and the commencement of the equity method of accounting for a limited partnership investment in 2021. See note 23.

7.	Derivatives

The following table summarizes the company’s derivative financial instruments:

	December 31, 2022				December 31, 2021
	Notional		Fair value		Notional		Fair value
	amount	Cost	Assets	Liabilities	amount	Cost	Assets	Liabilities
Equity derivative contracts(1)	1,946.5	68.0	258.1	19.4	1,728.9	113.9	355.3	3.8
RiverStone Barbados AVLNs (note 23)	517.5	—	30.7	—	1,250.1	—	103.8	—
Foreign currency derivative contracts(2)	—	—	49.0	106.8	—	—	58.4	77.4
Other derivative contracts	—	289.8	130.0	64.8	—	263.3	64.3	71.7
Total			467.8	191.0			581.8	152.9
(1)	Includes the company’s investment in Atlas warrants with a fair value at December 31, 2022 of $13.5 (December 31, 2021 - $200.1), which were subsequently exercised on January 12, 2023 as described in note 6.
(2)	Includes AGT’s foreign currency forward and swap liabilities with a fair value at December 31, 2022 of $56.2 (December 31, 2021 - $47.6).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity derivative contracts

Long equity total return swaps

During 2022 the company entered into $217.4 notional amount of long equity total return swaps for investment purposes. At December 31, 2022 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,012.6 (December 31, 2021 - $866.2), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn $476.03) per share at December 31, 2022 and 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2022 the long equity total return swaps on Fairfax subordinate voting shares produced net gains of $255.4 (2021 - $222.7). Long equity total return swaps provide a return which is directly correlated to changes in the fair values of the underlying individual equities.

During 2022 the company received net cash of $238.2 (2021 - $439.6) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2022 the company closed out $63.0 notional amount (2021 - $1,876.7) of its long equity total return swaps and recorded net realized losses on investments of $8.1 (2021 -net realized gains of $243.0).

RiverStone Barbados Asset Value Loan Notes

Pursuant to the sale of RiverStone Barbados in 2021 as described in note 23, the company, through financial instruments referred to as AVLNs, had guaranteed the then value of approximately $1.3 billion of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash. On July 5, 2022 AVLNs with a guaranteed value of $543.4 were amended such that the underlying securities must be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023. The remainder of the AVLNs were unchanged and during 2022 all securities that were required to be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2022 pursuant to the terms of the amended agreement were re-acquired, and in addition, certain of the amended AVLNs were purchased in the second half of 2022. At December 31, 2022 the fair value of the AVLNs was a derivative asset of $30.7 (December 31, 2021 – $103.8), with a remaining guaranteed value of $486.8.

Foreign currency derivative contracts

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Other derivative contracts

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2022 of $183.7 (December 31, 2021 - $1,691.3). The decrease in U.S. treasury bond forward contracts held primarily reflected the closing of certain contracts as interest rates increased during the second half of 2022 and from the corresponding decrease in the company’s exposure to certain U.S. corporate bonds from sales completed in late 2021. These contracts have an average term to maturity of less than six months, and may be renewed at market rates. During 2022 the company recorded net gains on investments of $162.4 (2021 - $25.7) on its U.S. treasury bond forward contracts.

Counterparty collateral

Collateral deposits on derivative contracts for the benefit of the company

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2022 consisted of cash of $9.5 and government securities of $274.9 (December 31, 2021 - $14.3 and $125.7). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued

FAIRFAX FINANCIAL HOLDINGS LIMITED

liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2022. The company’s exposure to counterparty risk and the management thereof are discussed in note 24.

Collateral deposits on derivative contracts for the benefit of the derivative counterparties

At December 31, 2022 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $155.9 (December 31, 2021 - $230.5), comprised of collateral of $124.8 (December 31, 2021 - $221.2) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $31.1 (December 31, 2021 - $9.3) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

Hedge of net investment in Canadian subsidiaries

At December 31, 2022 the company had designated the carrying value of Cdn$2,800.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,926.8 (December 31, 2021 – principal amount of Cdn$2,800.0 with a fair value of $2,364.6) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2022 the company recognized pre-tax gains of $149.5 (2021 - pre-tax losses of $16.7) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Hedge of net investment in European operations

At December 31, 2022 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $698.3 (December 31, 2021 – principal amount of €750.0 with a fair value of $926.3) as a hedge of its net investment in European operations with a euro functional currency. During 2022 the company recognized pre-tax gains of $51.8 (2021 – $63.9) related to exchange rate movements on the euro denominated unsecured senior notes in gains on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.	Insurance Contract Liabilities

	December 31, 2022			December 31, 2021
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	11,691.8	2,413.1	9,278.7	10,437.7	2,260.0	8,177.7
Provision for losses and loss adjustment expenses	38,319.2	9,245.9	29,073.3	34,422.8	8,943.9	25,478.9
Property and casualty insurance contract liabilities	50,011.0	11,659.0	38,352.0	44,860.5	11,203.9	33,656.6
Provision for life policy benefits(1)(2)	2,188.6	2.6	2,186.0	2,486.0	2.3	2,483.7
Insurance contract liabilities	52,199.6	11,661.6	40,538.0	47,346.5	11,206.2	36,140.3

Current	23,807.9	5,052.4	18,755.5	20,618.3	4,740.3	15,878.0
Non-current	28,391.7	6,609.2	21,782.5	26,728.2	6,465.9	20,262.3
	52,199.6	11,661.6	40,538.0	47,346.5	11,206.2	36,140.3
(1)	Eurolife was consolidated on July 14, 2021 as described in note 23.
(2)	Provision for life policy benefits includes gross and ceded provisions for unearned premiums of $18.2 and $0.4 (2021 - $16.5 and nil).

At December 31, 2022 the company’s net provision for losses and loss adjustment expenses of $29,073.3 (December 31, 2021 - $25,478.9) was comprised of case reserves of $10,933.9 and IBNR of $18,139.4 (December 31, 2021 - $10,258.5 and $15,220.4).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for unearned premiums, gross

Changes in the property and casualty provision for unearned premiums for the years ended December 31 were as follows:

	2022	2021
Provision for unearned premiums – January 1	10,437.7	8,397.5
Gross premiums written	27,561.7	23,796.0
Less: gross premiums earned	(26,106.7)	(21,673.6)
Acquisitions of subsidiaries (note 23)	—	64.1
Divestiture of subsidiary	—	(62.9)
Foreign exchange effect and other	(200.9)	(83.4)
Provision for unearned premiums - December 31	11,691.8	10,437.7

Provision for losses and loss adjustment expenses, gross

Changes in the property and casualty provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2022	2021
Provision for losses and loss adjustment expenses – January 1	34,422.8	30,809.3
Decrease in estimated losses and expenses for claims occurring in the prior years	(44.0)	(283.1)
Losses and expenses for claims occurring in the current year	17,300.2	14,396.8
Paid on claims occurring during:
the current year	(3,978.6)	(3,148.6)
the prior years	(8,734.7)	(7,212.8)
Acquisitions of subsidiaries (note 23)	3.8	297.3
Divestiture of subsidiary	—	(18.7)
Foreign exchange effect and other(1)	(650.3)	(417.4)
Provision for losses and loss adjustment expenses – December 31	38,319.2	34,422.8
(1)	Foreign exchange effect and other principally reflected the decrease of reserves denominated in the Canadian dollar, British pound, euro and Argentinian peso which weakened against the U.S. dollar (2021 - principally reflected the decrease of reserves denominated in the euro, Chilean peso, Argentinian peso, Colombian peso and South African rand which weakened against the U.S. dollar).

Provision for life policy benefits

Changes in the provision for life policy benefits for the years ended December 31, following the acquisition of Eurolife on July 14, 2021, were as follows:

	2022	2021
Provision for life policy benefits – January 1	2,486.0	—
Acquisition of subsidiary (note 23)	—	2,638.5
New business and renewals	275.9	78.1
Surrenders, lapses, maturities and deaths	(359.4)	(121.0)
Foreign exchange effect and other(1)	(213.9)	(109.6)
Provision for life policy benefits – December 31	2,188.6	2,486.0
(1)	Foreign exchange effect and other principally reflected the depreciation of euro denominated reserves against the U.S. dollar.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year’s provision for losses and loss adjustment expenses as at December 31, 2022.

	Calendar year
	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Property and casualty provision for losses and loss adjustment expenses	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2	30,809.3	34,422.8	38,319.2
Less: CTR Life(1)	17.9	15.2	14.2	12.8	8.7	8.0	7.0	5.5	4.4	4.4
	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2	30,803.8	34,418.4	38,314.8
Cumulative payments as of:
One year later	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0	7,288.8	7,180.7	8,734.7
Two years later	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3	12,313.5	11,598.0	12,501.3
Three years later	8,775.5	8,172.7	9,466.5	9,655.9	15,222.3	15,363.3	15,475.2
Four years later	10,212.4	9,561.8	10,914.2	11,122.6	17,378.8	18,132.3
Five years later	11,354.4	10,496.4	12,013.9	12,233.4	13,340.9
Six years later	12,123.4	11,202.2	12,859.5	13,196.6
Seven years later	12,754.2	11,793.5	13,568.0
Eight years later	13,283.6	12,390.7
Nine years later	13,840.6

Reserves re-estimated as of:
One year later	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3	28,225.5	30,360.1	33,931.1
Two years later	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9	28,839.4	28,165.4	30,267.4
Three years later	17,307.9	16,114.0	18,502.5	18,752.8	27,451.3	28,990.4	28,242.2
Four years later	17,287.2	15,938.9	18,469.1	18,743.9	27,698.6	29,284.5
Five years later	17,203.5	16,049.6	18,490.5	19,046.6	27,977.0
Six years later	17,340.1	16,123.1	18,759.5	19,203.7
Seven years later	17,420.0	16,403.8	18,866.6
Eight years later	17,680.5	16,595.5
Nine years later	17,843.1

Favourable (adverse) development	1,351.8	1,138.4	935.6	265.3	605.1	(210.8)	251.0	536.4	487.3

Favourable development comprised of:
Effect of foreign currency translation	522.8	326.8	(129.1)	(84.5)	759.2	395.7	452.9	425.6	443.3
Favourable (adverse) loss reserve development	829.0	811.6	1,064.7	349.8	(154.1)	606.5	(201.9)	110.8	44.0
	1,351.8	1,138.4	935.6	265.3	605.1	(210.8)	251.0	536.4	487.3
(1)	Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance (“CTR Life”), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2022 of $44.0 in the table above was principally comprised of favourable loss emergence on accident years 2021, 2020 and 2019, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within U.S. Run-off.

FAIRFAX FINANCIAL HOLDINGS LIMITED

There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

Changes in the company’s provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31 were as follows:

	2022		2021
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses - January 1	1,036.7	838.9	1,030.6	840.0
Losses and loss adjustment expenses incurred	215.8	113.7	199.1	151.6
Losses and loss adjustment expenses paid	(175.2)	(132.5)	(193.0)	(152.7)
Provision for asbestos claims and loss adjustment expenses - December 31	1,077.3	820.1	1,036.7	838.9

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities was comprised as follows:

	December 31, 2022			December 31, 2021
	Gross	Provision for	Recoverable	Gross	Provision for	Recoverable
	recoverable from	uncollectible	from	recoverable from	uncollectible	from
	reinsurers	reinsurance(1)	reinsurers	reinsurers	reinsurance(1)	reinsurers
Provision for losses and loss adjustment expenses	9,274.8	(26.7)	9,248.1	8,989.3	(43.1)	8,946.2
Reinsurers’ share of paid losses	1,599.4	(145.2)	1,454.2	1,019.9	(135.6)	884.3
Provision for unearned premiums	2,413.5	—	2,413.5	2,260.0	—	2,260.0
	13,287.7	(171.9)	13,115.8	12,269.2	(178.7)	12,090.5

Current			6,414.4			5,572.4
Non-current			6,701.4			6,518.1
			13,115.8			12,090.5
(1)	Management of credit risk on reinsurance recoverables is discussed in note 24.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in reinsurers’ share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:

	2022
				Provision for	Recoverable
	Paid	Unpaid	Unearned	uncollectible	from
	losses	losses	premiums	reinsurance	reinsurers
Balance – January 1	1,019.9	8,989.3	2,260.0	(178.7)	12,090.5
Reinsurers’ share of losses paid to insureds	3,142.8	(3,142.8)	—	—	—
Reinsurance recoveries received	(2,551.0)	—	—	—	(2,551.0)
Reinsurers’ share of unpaid losses and premiums earned	—	3,642.0	(5,448.8)	—	(1,806.8)
Premiums ceded to reinsurers	—	—	5,640.9	—	5,640.9
Foreign exchange effect and other	(12.3)	(213.7)	(38.6)	6.8	(257.8)
Balance – December 31	1,599.4	9,274.8	2,413.5	(171.9)	13,115.8

	2021
				Provision for	Recoverable
	Paid	Unpaid	Unearned	uncollectible	from
	losses	losses	premiums	reinsurance	reinsurers
Balance – January 1	818.0	7,971.7	1,899.1	(155.6)	10,533.2
Reinsurers’ share of losses paid to insureds	2,360.3	(2,360.3)	—	—	—
Reinsurance recoveries received	(2,152.8)	—	—	—	(2,152.8)
Reinsurers’ share of unpaid losses and premiums earned(1)	—	3,479.0	(5,228.8)	—	(1,749.8)
Premiums ceded to reinsurers(1)	—	—	5,632.1	—	5,632.1
Acquisitions of subsidiaries (note 23)	0.3	82.7	16.7	—	99.7
Divestiture of subsidiary	(3.3)	(6.4)	(10.6)	—	(20.3)
Foreign exchange effect and other	(2.6)	(177.4)	(48.5)	(23.1)	(251.6)
Balance – December 31	1,019.9	8,989.3	2,260.0	(178.7)	12,090.5
(1)

Effective October 1, 2021 Brit completed a loss portfolio transfer with a third party to reinsure loss reserves for a portfolio of risks predominantly comprised of U.S. casualty and discontinued lines of business relating to prior accident years. Pursuant to this transaction Brit ceded net insurance contract liabilities of $379.1 for consideration of $344.1 and recorded net favourable reserve development of $35.0.

Commission income earned on premiums ceded to reinsurers in 2022 of $1,184.4 (2021 - $1,007.8) is included in commissions, net in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

10.	Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31,	December 31,
	2022	2021
Insurance premiums receivable	4,972.7	4,247.1
Reinsurance premiums receivable	2,114.6	1,863.9
Funds withheld receivable	550.6	574.0
Other	269.6	198.2
	7,907.5	6,883.2

Current	7,330.0	6,170.0
Non-current	577.5	713.2
	7,907.5	6,883.2

Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:

	Insurance		Reinsurance
	premiums receivable		premiums receivable
	2022	2021	2022	2021
Balance – January 1	4,247.1	3,665.6	1,863.9	1,385.3
Gross premiums written	20,516.3	18,118.6	7,396.3	5,791.6
Premiums collected	(17,571.5)	(15,703.6)	(5,366.6)	(3,963.7)
Amounts due to brokers and agents	(2,089.4)	(1,770.1)	(1,806.1)	(1,332.3)
Foreign exchange effect and other	(129.8)	(63.4)	27.1	(17.0)
Balance – December 31	4,972.7	4,247.1	2,114.6	1,863.9

Insurance contract payables were comprised as follows:

	December 31,	December 31,
	2022	2021
Payable to reinsurers	2,289.1	2,333.7
Payables associated with unit-linked life insurance products (note 3 and note 23)	662.5	621.7
Ceded deferred premium acquisition costs	564.6	510.3
Funds withheld payable to reinsurers	193.5	274.0
Amounts payable to agents and brokers	112.5	142.4
Accrued premium taxes	105.7	124.1
Accrued commissions	157.8	100.8
Other insurance contract payables	976.2	386.5
	5,061.9	4,493.5

Current	4,101.0	3,503.4
Non-current	960.9	990.1
	5,061.9	4,493.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

11.	Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2022	2021
Balance – January 1	1,924.1	1,543.7
Premium acquisition costs deferred	5,212.5	4,502.4
Amortization	(4,932.2)	(4,098.1)
Foreign exchange effect and other	(34.1)	(23.9)
Balance – December 31	2,170.3	1,924.1

12.Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd’s	Customer		Computer
		participation	and broker	Brand	software
		rights(1)	relationships	names(1)	and other(1)
Balance - January 1, 2022	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2
Additions	152.0	—	25.9	(0.3)	267.6	445.2
Disposals(2)	(81.9)	—	(31.6)	(8.5)	(3.2)	(125.2)
Amortization	—	—	(91.7)	—	(134.9)	(226.6)
Impairments(3)	(137.0)	—	—	—	(0.9)	(137.9)
Foreign exchange effect and other	(90.4)	—	(9.6)	(60.2)	(34.5)	(194.7)
Balance - December 31, 2022	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0

Gross carrying amount	3,161.8	503.2	1,279.0	1,060.1	1,594.2	7,598.3
Accumulated amortization	—	—	(631.6)	—	(988.3)	(1,619.9)
Accumulated impairment and other	(234.3)	—	6.5	(41.8)	(19.8)	(289.4)
	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0

	Goodwill	Intangible assets				Total
		Lloyd’s	Customer		Computer
		participation	and broker	Brand	software
		rights(1)	relationships	names(1)	and other(1)
Balance - January 1, 2021	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1
Additions	60.7	—	17.8	27.9	264.3	370.7
Disposals(2)	(28.9)	—	(25.1)	(64.0)	(7.5)	(125.5)
Amortization	—	—	(96.6)	—	(342.8)	(439.4)
Impairments(3)	(52.1)	—	—	(33.1)	(0.1)	(85.3)
Foreign exchange effect and other	(21.2)	—	(2.7)	3.2	(0.7)	(21.4)
Balance - December 31, 2021	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2

Gross carrying amount	3,214.1	503.2	1,338.5	1,139.2	1,427.0	7,622.0
Accumulated amortization	—	—	(577.4)	—	(915.4)	(1,492.8)
Accumulated impairment	(129.3)	—	(0.2)	(51.9)	(19.6)	(201.0)
	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2
(1)	Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2022 of $1,613.6 (December 31, 2021 - $1,686.2).

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	During 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth. During 2021 the company sold the operations of Toys “R” Us Canada and Fairfax India sold its 48.8% equity interest in Privi. See note 23.
(3)	Non-cash impairment charges recorded in operating expenses and in other expenses in the consolidated statement of earnings by the insurance and reinsurance companies and Non-insurance companies reporting segment, respectively. During 2022 the company recognized non-cash goodwill impairment charges of $133.4 on Farmers Edge.

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:

	December 31, 2022			December 31, 2021
		Intangible			Intangible
	Goodwill	assets	Total	Goodwill	assets	Total
Insurance and reinsurance companies
Allied World	940.0	519.8	1,459.8	940.0	565.8	1,505.8
Brit	214.6	565.5	780.1	215.6	580.5	796.1
Zenith National	317.6	77.7	395.3	317.6	84.4	402.0
Northbridge	81.6	133.5	215.1	94.9	121.3	216.2
Crum & Forster	132.6	57.8	190.4	189.1	91.0	280.1
Odyssey Group	119.7	50.8	170.5	119.7	54.9	174.6
All other(1)	85.1	108.3	193.4	95.9	116.3	212.2
	1,891.2	1,513.4	3,404.6	1,972.8	1,614.2	3,587.0
Non-insurance companies
Recipe	298.9	902.2	1,201.1	321.2	980.5	1,301.7
Boat Rocker	86.4	184.8	271.2	89.1	90.2	179.3
AGT	147.6	49.6	197.2	154.4	34.9	189.3
Thomas Cook India	127.7	48.4	176.1	142.1	54.5	196.6
Farmers Edge	63.3	11.4	74.7	208.3	16.0	224.3
All other(2)	312.4	51.7	364.1	196.9	53.1	250.0
	1,036.3	1,248.1	2,284.4	1,112.0	1,229.2	2,341.2
	2,927.5	2,761.5	5,689.0	3,084.8	2,843.4	5,928.2
(1)	Comprised primarily of balances related to AMAG Insurance, Eurolife and Pacific Insurance.
(2)	Comprised primarily of balances related to Dexterra Group, Fairfax India’s subsidiaries (principally from the 2022 acquisitions of Maxop and Jaynix), Grivalia Hospitality (consolidated on July 5, 2022) and Sterling Resorts, and in 2021 included Pethealth (deconsolidated on October 31, 2022).

Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2022 and it was concluded that no significant impairments had occurred, other than non-cash goodwill impairment charges on Farmers Edge of $133.4 which were recognized in 2022. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 9.3% to 13.7% for insurance and reinsurance subsidiaries, and 10.5% to 16.9% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 3.0% to 3.7%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

13.Other Assets

Other assets were comprised as follows:

	December 31, 2022			December 31, 2021
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Premises and equipment, right-of-use assets (note 22) and non-insurance companies’ investment property(2)	684.0	2,199.7	2,883.7	725.6	1,558.4	2,284.0
Assets associated with unit-linked insurance products (note 3 and note 23)	676.5	—	676.5	637.1	—	637.1
Inventories	—	668.2	668.2	—	547.3	547.3
Other revenue receivables	—	638.9	638.9	—	508.4	508.4
Accrued interest and dividends	313.7	3.5	317.2	211.4	3.7	215.1
Income tax, sales tax and subsidies receivable	71.3	204.6	275.9	61.6	170.3	231.9
Prepaid expenses	111.0	134.8	245.8	110.9	94.9	205.8
Finance lease receivables (note 22)	8.8	218.0	226.8	9.4	256.7	266.1
Prepaid losses on claims	168.9	—	168.9	129.4	—	129.4
Pension surplus (note 21)	144.5	—	144.5	113.8	—	113.8
Receivable for securities sold but not yet settled	11.2	—	11.2	135.4	—	135.4
Other(3)	738.5	85.6	824.1	791.1	55.9	847.0
	2,928.4	4,153.3	7,081.7	2,925.7	3,195.6	6,121.3

Current	993.9	1,632.6	2,626.5	989.9	1,343.7	2,333.6
Non-current	1,934.5	2,520.7	4,455.2	1,935.8	1,851.9	3,787.7
	2,928.4	4,153.3	7,081.7	2,925.7	3,195.6	6,121.3
(1)	Includes Life insurance and Run-off, and Corporate and Other.
(2)	The increase during 2022 principally reflected the consolidation of Grivalia Hospitality and its hospitality real estate as described in note 23.
(3)	Principally comprised of other receivables, deposits and deferred compensation plans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2022			December 31, 2021
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Lease liabilities (note 22)	364.1	729.9	1,094.0	384.2	756.5	1,140.7
Payables related to cost of sales	—	814.3	814.3	—	580.9	580.9
Salaries and employee benefit liabilities	500.5	98.5	599.0	482.6	85.6	568.2
Amounts withheld and accrued taxes	455.8	30.7	486.5	453.9	23.8	477.7
Deferred gift card, hospitality and other revenue	37.8	392.0	429.8	35.4	318.5	353.9
Income taxes payable	347.0	14.0	361.0	163.8	11.2	175.0
Pension and post retirement liabilities (note 21)	132.9	12.8	145.7	237.4	16.5	253.9
Administrative and other(2)	946.6	338.3	1,284.9	1,150.9	284.2	1,435.1
	2,784.7	2,430.5	5,215.2	2,908.2	2,077.2	4,985.4

Current	1,528.4	1,553.3	3,081.7	1,538.7	1,177.2	2,715.9
Non-current	1,256.3	877.2	2,133.5	1,369.5	900.0	2,269.5
	2,784.7	2,430.5	5,215.2	2,908.2	2,077.2	4,985.4
(1)	Includes Life insurance and Run-off and Corporate and Other.
(2)	Principally comprised of accrued operating expenses, advances from customers and liabilities related to business acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.Borrowings

	December 31, 2022			December 31, 2021
	Principal	Carrying	Fair	Principal	Carrying	Fair
		value(a)	value(b)		value(a)	value(b)
Borrowings - holding company
Fairfax unsecured notes(d):
4.875% due August 13, 2024	282.5	281.6	277.0	282.5	281.1	301.7
4.95% due March 3, 2025 (Cdn$350.0)	258.3	257.2	255.2	277.1	275.4	299.6
8.30% due April 15, 2026(e)	91.8	91.7	98.2	91.8	91.7	113.3
4.70% due December 16, 2026 (Cdn$450.0)	332.1	331.0	323.7	356.3	354.8	387.9
4.25% due December 6, 2027 (Cdn$650.0)	479.7	478.6	455.8	514.6	513.1	551.4
2.75% due March 29, 2028 (€750.0)	800.5	792.2	698.3	852.9	842.4	926.3
4.85% due April 17, 2028	600.0	596.9	568.1	600.0	596.3	668.5
4.23% due June 14, 2029 (Cdn$500.0)	369.0	367.7	342.7	395.8	394.2	424.4
4.625% due April 29, 2030	650.0	646.4	591.1	650.0	645.9	730.0
3.375% due March 3, 2031	600.0	586.8	492.8	600.0	585.1	620.7
3.95% due March 3, 2031(Cdn$850.0)	627.4	623.2	549.4	672.9	668.0	701.3
5.625% due August 16, 2032(1)	750.0	743.6	707.1	—	—	—
7.75% due July 15, 2037(e)	91.3	90.7	95.2	91.3	90.6	125.4
Revolving credit facility(2)	—	—	—	—	—	—
	5,932.6	5,887.6	5,454.6	5,385.2	5,338.6	5,850.5
Borrowings - insurance and reinsurance companies
Allied World 4.35% senior notes due October 29, 2025	500.0	502.9	477.7	500.0	503.9	536.9
Allied World revolving credit facility and other borrowings	16.8	19.8	16.9	17.4	20.6	21.1
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.5	38.5	38.3	38.3
Brit 3.6757% subordinated notes due December 9, 2030 (£135.0)	162.4	162.4	120.6	182.9	182.9	174.5
Brit floating rate revolving credit facility	10.0	10.0	10.0	45.0	45.0	45.0
	727.7	733.4	663.7	783.8	790.7	815.8
Borrowings - non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028	441.6	438.9	400.7	441.6	438.4	440.3
Fairfax India subsidiary borrowings	122.6	122.2	122.2	91.9	91.3	91.3
AGT credit facilities, senior notes and loans(3)	511.9	508.4	498.8	491.8	488.9	488.9
Recipe term loans and credit facilities(4)	464.0	461.5	436.7	359.0	356.9	356.9
Boat Rocker demand loans and revolving credit facilities	155.4	155.2	155.4	93.8	93.1	93.1
Loans and revolving credit facilities primarily at floating rates(5)	317.7	317.7	317.7	155.2	155.1	155.1
	2,013.2	2,003.9	1,931.5	1,633.3	1,623.7	1,625.6
Total debt	8,673.5	8,624.9	8,049.8	7,802.3	7,753.0	8,291.9
(a)	Principal net of unamortized issue costs and discounts (premiums).
(b)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(c)	These borrowings are non-recourse to the holding company.
(d)	Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)Not redeemable prior to the contractual maturity date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During 2022 the company and its subsidiaries completed the following debt transactions:

Holding company

(1)	On August 16, 2022 the company completed an offering of $750.0 principal amount of 5.625% unsecured senior notes due August 16, 2032 for net proceeds of $743.4 after discount, commissions and expenses. Commissions and expenses of $5.5 were included in the carrying value of the notes.
(2)	On June 29, 2022 the company amended and restated its $2.0 billion unsecured revolving credit facility with a syndicate of lenders on substantially the same terms which extended the expiry from June 29, 2026 to June 29, 2027. At December 31, 2022 and 2021, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.Non-insurance companies
(3)	On December 28, 2022 AGT extended the maturity of its credit facilities to March 17, 2024.
(4)	Recipe increased its borrowings during 2022 principally as a result of the privatization transaction described in note 23.
(5)	On July 5, 2022 the company consolidated Grivalia Hospitality as described in note 23, including its borrowings of $111.3 at December 31, 2022.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2022				2021
		Insurance				Insurance
		and	Non-			and	Non-
	Holding	reinsurance	insurance		Holding	reinsurance	insurance
	company	companies	companies	Total	company	companies	companies	Total
Balance – January 1	5,338.6	790.7	1,623.7	7,753.0	5,580.6	1,033.4	2,200.0	8,814.0
Cash inflows from issuances	743.4	—	47.0	790.4	1,250.0	—	499.1	1,749.1
Cash outflows from repayments	—	(0.3)	(25.3)	(25.6)	(801.2)	(131.7)	(593.9)	(1,526.8)
Net cash inflows (outflows) from credit facilities and short term loans	—	(35.0)	304.1	269.1	(700.0)	(84.3)	(262.0)	(1,046.3)
Non-cash changes:
Acquisition of subsidiaries (note 23)	—	—	137.1	137.1	—	—	—	—
Deconsolidation of subsidiary (note 23)	—	—	—	—	—	(22.5)	(187.4)	(209.9)
Loss on redemption	—	—	—	—	45.7	—	(0.1)	45.6
Foreign exchange effect and other	(194.4)	(22.0)	(82.7)	(299.1)	(36.5)	(4.2)	(32.0)	(72.7)
Balance – December 31	5,887.6	733.4	2,003.9	8,624.9	5,338.6	790.7	1,623.7	7,753.0

Principal repayments on borrowings are due as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Holding company	—	282.5	258.3	423.9	479.7	4,488.2	5,932.6
Insurance and reinsurance companies	0.3	0.3	510.3	0.3	0.3	216.2	727.7
Non-insurance companies	371.8	748.2	33.7	30.9	30.4	798.2	2,013.2
Total	372.1	1,031.0	802.3	455.1	510.4	5,502.6	8,673.5

Interest Expense

Interest expense in 2022 of $452.8 (2021 – $513.9) was comprised of interest on borrowings by the holding company and the insurance and reinsurance companies of $316.1 (2021 - $356.8, inclusive of a loss on redemption of holding company unsecured senior notes of $45.7), interest on borrowings by the non-insurance companies (which are non-recourse to the holding company) of $89.8 (2021 – $99.2) and accretion of lease liabilities of $46.9 (2021 - $57.9).

FAIRFAX FINANCIAL HOLDINGS LIMITED

16.Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2022 was comprised of 1,548,000 multiple voting shares and 24,598,380 subordinate voting shares without par value prior to deducting 2,021,845 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2021 – 1,548,000, 24,986,170 and 1,869,340 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2022	2021
Subordinate voting shares – January 1	23,116,830	25,427,736
Purchases for cancellation	(387,790)	(2,137,923)
Treasury shares acquired	(295,474)	(293,197)
Treasury shares reissued	142,969	120,214
Subordinate voting shares – December 31	22,576,535	23,116,830
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	23,325,305	23,865,600

During 2022 the company purchased for cancellation 387,790 subordinate voting shares (2021 - 137,923) under the terms of its normal course issuer bids at a cost of $199.6 (2021 – $58.1), of which $103.5 (2021 – $23.9) was charged to retained earnings.

During 2022 the company purchased for treasury 295,474 subordinate voting shares at a cost of $148.2 (2021 - 293,197 subordinate voting shares at a cost of $132.6) on the open market for use in its share-based payment awards.

On December 29, 2021 the company completed a substantial issuer bid pursuant to which it purchased for cancellation 2,000,000 subordinate voting shares at a price of $500.00 per share, for aggregate cash consideration of $1.0 billion, of which $504.6 was charged to retained earnings representing the excess value paid over the company’s paid-up capital of $495.4 that was recorded in common shares, purchases for cancellation, in the consolidated statement of changes in equity.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2023	January 19, 2023	January 26, 2023	$10.00	$245.2
January 5, 2022	January 20, 2022	January 27, 2022	$10.00	$249.9
January 5, 2021	January 21, 2021	January 28, 2021	$10.00	$272.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Preferred stock

The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2022 were as follows:

	Next possible
	redemption and	Number of				Liquidation		Fixed dividend	Floating
	conversion	shares	Carrying			preference per		rate per	dividend rate
	date(1)(2)	outstanding(3)	value(3)	Stated capital(3)		share		annum	per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn $	187.9	Cdn $	25.00	4.71%	—
Series D	December 31, 2024	2,484,358	$56.4	Cdn $	62.1	Cdn $	25.00	—	7.28%
Series E	March 31, 2025	5,440,132	$124.5	Cdn $	136.0	Cdn $	25.00	3.18%	—
Series F	March 31, 2025	2,099,046	$48.1	Cdn $	52.5	Cdn $	25.00	—	6.29%
Series G	September 30, 2025	7,719,843	$182.1	Cdn $	193.0	Cdn $	25.00	2.96%	—
Series H	September 30, 2025	2,280,157	$53.8	Cdn $	57.0	Cdn $	25.00	—	6.69%
Series I	December 31, 2025	10,420,101	$250.5	Cdn $	260.5	Cdn $	25.00	3.33%	—
Series J	December 31, 2025	1,579,899	$38.0	Cdn $	39.5	Cdn $	25.00	—	6.98%
Series K	March 31, 2027	9,500,000	$231.7	Cdn $	237.5	Cdn $	25.00	4.67%	—
Series M	March 31, 2025	9,200,000	$179.6	Cdn $	230.0	Cdn $	25.00	5.00%	—
			$1,335.5	Cdn $	1,456.0
(1)	Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.
(2)	Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.
(3)	For each series of preferred shares, the number of shares outstanding, carrying value and stated capital remained unchanged during 2022 and 2021.
(4)	The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2022 the company paid preferred share dividends of $45.2 (2021 - $44.5).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2022			December 31, 2021

		Income tax	After-tax	Pre-tax	Income tax	After-tax
	Pre-tax amount	(expense) recovery	amount	amount	recovery	amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(904.7)	34.4	(870.3)	(636.2)	24.6	(611.6)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(221.6)	17.6	(204.0)	(79.8)	0.4	(79.4)
	(1,126.3)	52.0	(1,074.3)	(716.0)	25.0	(691.0)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	43.8	(4.3)	39.5	(104.9)	27.5	(77.4)
Share of net gains (losses) on defined benefit plans of associates	10.7	(4.7)	6.0	(57.3)	5.5	(51.8)
Other	43.5	5.7	49.2	8.4	10.1	18.5
	98.0	(3.3)	94.7	(153.8)	43.1	(110.7)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(1,028.3)	48.7	(979.6)	(869.8)	68.1	(801.7)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income tax (expense) recovery included in other comprehensive income (loss)

Other comprehensive income (loss) in the consolidated statement of comprehensive income is presented net of the following income tax (expense) recovery amounts:

	2022	2021
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	10.0	5.2
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	18.1	12.7
	28.1	17.9
Income tax on items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	(32.2)	(27.4)
Share of net gains on defined benefit plans of associates	(10.2)	(12.8)
	(42.4)	(40.2)
Total income tax expense included in other comprehensive income (loss)	(14.3)	(22.3)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

						Net earnings (loss)
						attributable to non-
		December 31, 2022		December 31, 2021		controlling interests
	Domicile	Voting	Carrying	Voting	Carrying
		percentage(7)	value	percentage(7)	value	2022	2021
Insurance and reinsurance companies(1)
Allied World(2)	Bermuda	17.1%	761.1	29.1%	1,419.6	(5.6)	117.8
Brit(3)	United Kingdom	13.8%	658.8	13.8%	559.3	(23.2)	14.0
Odyssey Group(4)	United States	9.99%	499.2	9.99%	550.0	19.6	—
All other(5)	—	—	50.1	—	402.5	12.0	89.4
			1,969.2		2,931.4	2.8	221.2
Non-insurance companies
Restaurants and retail(6)(7)	—	—	208.1	—	494.3	32.7	11.8
Fairfax India(7)(8)	Canada	5.6%	1,080.2	6.1%	1,133.1	114.2	72.7
Thomas Cook India	India	26.7%	61.3	33.2%	56.3	1.1	(16.8)
Other	—	—	340.8	—	315.1	(11.2)	(23.4)
			1,690.4		1,998.8	136.8	44.3
			3,659.6		4,930.2	139.6	265.5
(1)	Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and Corporate and other.
(2)	On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 in net changes in capitalization in the consolidated statement of changes in equity. The decrease in carrying value of Allied World’s non-controlling interests primarily reflected the company’s increased ownership interest in Allied World, dividends paid and the non-controlling interests’ share of Allied World’s net loss. On April 28, 2022 Allied World paid a dividend of $126.4 (April 28, 2021 - $126.4) to its minority shareholders. The company has the option to purchase the remaining interests of the minority shareholders in Allied World at certain dates until September 2024.
(3)	The increase in carrying value of Brit’s non-controlling interests during 2022 primarily related to a third party investment of $152.0 in Brit’s subsidiary Ki Insurance, partially offset by dividends paid to minority shareholders and non-controlling interests’ share of Brit’s net loss. The company has the option to purchase the interests of the minority shareholders in Brit at certain dates commencing in October 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(4)	The decrease in carrying value of Odyssey Group’s non-controlling interests during 2022 primarily related to dividends paid to minority shareholders, partially offset by non-controlling interests’ share of Odyssey Group’s net earnings. The company has the option to purchase the interests of the minority shareholders in Odyssey Group at certain dates commencing in January 2025.
(5)	The decrease in carrying value of All Other non-controlling interests primarily reflected the company’s purchase of certain securities held through the company’s investment in AVLNs entered with RiverStone Barbados as described in note 7. The remaining carrying value at December 31, 2022 principally related to Fairfax Asia.
(6)	The decrease in carrying value of Restaurants and retail’s non-controlling interests in 2022 principally related to the privatization of Recipe as described in note 23.
(7)	At December 31, 2022 Fairfax India’s non-controlling interest economic ownership percentage was 65.3% (December 31, 2021 - 69.9)% which differed from its non-controlling interest voting percentage of 5.6% (December 31, 2021 - 6.1)%. On February 15, 2022 the company had acquired an additional 5,416,000 subordinate voting shares of Fairfax India from non-controlling interests, which was recorded in net changes in capitalization in the consolidated statement of changes in equity. At December 31, 2021 Recipe’s non-controlling interest economic ownership percentage was 61.5% which differed from its non-controlling interest voting percentage of 39.0%.
(8)	The decrease in carrying value of Fairfax India’s non-controlling interests during 2022 primarily reflected the non-controlling interests’ share of Fairfax India’s net unrealized foreign currency translation losses (weakening of the Indian rupee relative to the U.S. dollar), share repurchases by Fairfax India, and the acquisition by the company of additional subordinate voting shares of Fairfax India from non-controlling interests as described above in footnote (7), partially offset by non-controlling interests’ share of Fairfax India’s net earnings.

Net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2022 and 2021 are included in net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading “Non-controlling interests” earlier in this note for details of those transactions.

	2022		2021
	Common	Non-	Common	Non-
	shareholders’	controlling	shareholders’	controlling
	equity	interests	equity	interests
Privatization of Recipe	(66.1)	(276.2)	—	—
Acquisition of non-controlling interests in Allied World	(228.1)	(466.9)	—	—
Purchase of certain securities held through AVLNs entered with RiverStone Barbados (note 7)	14.1	(356.2)	0.3	(113.6)
Third party’s investment in Brit’s subsidiary Ki Insurance	—	152.0	—	124.0
Fairfax India share repurchases	(9.9)	(90.7)	(12.5)	(114.3)
Sale of non-controlling interests in Odyssey Group	—	—	429.1	550.0
Sale of non-controlling interests in Brit	—	—	115.4	296.7
Initial public offerings and related capital transactions at Farmers Edge and Boat Rocker	—	—	(3.1)	242.6
Fairfax India’s sale of an equity interest in Anchorage (note 6)	—	—	21.8	107.4
Other	116.4	(32.9)	1.9	134.1
As presented in net changes in capitalization in the consolidated statement of changes in equity	(173.6)	(1,070.9)	552.9	1,226.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2022	2021
Net earnings attributable to shareholders of Fairfax	1,147.2	3,401.1
Preferred share dividends	(45.2)	(44.5)
Net earnings attributable to common shareholders – basic and diluted	1,102.0	3,356.6

Weighted average common shares outstanding – basic	23,637,824	25,953,114
Share-based payment awards	1,702,599	1,503,931
Weighted average common shares outstanding – diluted	25,340,423	27,457,045

Net earnings per common share – basic	$46.62	$129.33
Net earnings per common share – diluted	$43.49	$122.25

18.Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:

	2022	2021
Current income tax:
Current year expense	616.8	401.6
Adjustments to prior years’ income taxes	(10.0)	(14.6)
	606.8	387.0
Deferred income tax:
Origination and reversal of temporary differences	(197.1)	313.5
Adjustments to prior years’ deferred income taxes	11.7	18.9
Other	3.8	6.6
	(181.6)	339.0

Provision for income taxes	425.2	726.0

A significant portion of the company’s earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31 are summarized in the following table:

	2022					2021
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	399.2	1,330.7	(112.2)	94.3	1,712.0	858.8	974.5	157.3	2,402.0	4,392.6
Provision for (recovery of) income taxes	114.7	238.3	(12.9)	85.1	425.2	191.6	238.6	18.7	277.1	726.0
Net earnings (loss)	284.5	1,092.4	(99.3)	9.2	1,286.8	667.2	735.9	138.6	2,124.9	3,666.6
(1)	Includes Fairfax India.
(2)	Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(3)	Comprised of Brit.
(4)	Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions.

Decreased pre-tax profitability across all jurisdictions, except the U.S., in 2022 compared to 2021 primarily related to net unrealized investment losses in 2022, principally on the fixed income portfolio, partially offset by improved underwriting performance, interest and dividends and share of profit of associates. In 2022, pre-tax profitability in the U.S. included a gain on sale and consolidation of insurance subsidiaries of $1,213.2 recorded on the company’s sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth as described in note 23. In 2021, pre-tax profitability in Other included a net unrealized gain of $1,490.3 recorded in Asia on the company’s investment in Digit compulsory convertible preferred shares as described in note 5.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2022	2021
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	453.7	1,164.0
Non-taxable investment income	(25.6)	(149.4)
Tax rate differential on income and losses outside Canada	(50.9)	(399.1)
Change in unrecorded tax benefit of losses and temporary differences	0.8	67.2
Change in tax rate for deferred income taxes	6.6	0.3
Provision relating to prior years	1.7	4.3
Foreign exchange effect	(17.1)	(23.0)
Other including permanent differences	56.0	61.7
Provision for income taxes	425.2	726.0

Non-taxable investment income of $25.6 in 2022 and $149.4 in 2021 were principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada. Non-taxable investment income in 2021 also included gains on the consolidation of Eurolife and the deconsolidation of Privi.

The tax rate differential on income and losses outside Canada of $50.9 in 2022 principally related to income taxed at lower rates in the U.S., Mauritius and Barbados, partially offset by losses tax effected at lower rates in Bermuda and Asia. The tax rate differential on income and losses outside Canada of $399.1 in 2021 principally related to income taxed at lower rates in Asia (principally related to the unrealized gain recorded on the company’s investment in Digit compulsory convertible preferred shares), the U.S. and at Allied World.

Income taxes refundable and payable were as follows:

	December 31,	December 31,
	2022	2021
Income taxes refundable	67.1	58.3
Income taxes payable	(361.0)	(175.0)
Net income taxes payable	(293.9)	(116.7)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2022	2021
Balance - January 1	(116.7)	24.2
Amounts recorded in the consolidated statements of earnings	(606.8)	(387.0)
Payments made during the year	416.4	288.7
Acquisitions of subsidiaries (note 23)	—	(54.5)
Foreign exchange effect and other	13.2	11.9
Balance - December 31	(293.9)	(116.7)

Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:

	2022
		Provision
	Operating	for losses	Provision	Deferred
	and	and loss	for	premium
	capital	adjustment	unearned	acquisition	Intangible		Tax
	losses	expenses	premiums	costs	assets	Investments	credits	Other	Total
Balance - January 1	230.0	204.2	187.7	(147.8)	(413.1)	(414.5)	213.6	63.5	(76.4)
Amounts recorded in the consolidated statement of earnings	(7.1)	53.4	27.0	(22.7)	30.9	219.4	(137.1)	17.8	181.6
Amounts recorded in total equity	8.0	—	—	—	—	20.1	—	(42.4)	(14.3)
Acquisitions of subsidiaries (note 23)	3.3	—	—	—	(1.9)	(11.4)	—	(52.6)	(62.6)
Deconsolidation of non-insurance subsidiaries (note 23)	(0.6)	—	—	—	7.0	—	—	—	6.4
Foreign exchange effect and other	(6.8)	(2.9)	0.2	(0.8)	1.0	15.5	(1.1)	(44.4)	(39.3)
Balance - December 31	226.8	254.7	214.9	(171.3)	(376.1)	(170.9)	75.4	(58.1)	(4.6)

	2021
		Provision
	Operating	for losses	Provision	Deferred
	and	and loss	for	premium
	capital	adjustment	unearned	acquisition	Intangible		Tax
	losses	expenses	premiums	costs	assets	Investments	credits	Other	Total
Balance - January 1	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5
Amounts recorded in the consolidated statement of earnings	(3.5)	35.6	46.0	(39.4)	(19.5)	(339.2)	32.3	(51.3)	(339.0)
Amounts recorded in total equity	17.5	—	—	—	—	0.8	—	(37.5)	(19.2)
Acquisitions of subsidiaries (note 23)	(4.2)	—	—	7.9	(10.3)	(98.9)	—	31.4	(74.1)
Deconsolidation of non-insurance subsidiaries (note 23)	(7.5)	—	—	—	7.8	—	—	2.3	2.6
Foreign exchange effect and other	(8.6)	(0.2)	—	(0.2)	(1.6)	(1.1)	6.5	1.0	(4.2)
Balance - December 31	230.0	204.2	187.7	(147.8)	(413.1)	(414.5)	213.6	63.5	(76.4)

Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2022 related to intangible assets, deferred premium acquisition costs and investments (primarily related to net unrealized investment gains in Asia), partially offset by deferred income tax assets related to operating and capital losses, provision for losses and loss adjustment expenses, provision for unearned premiums and tax credits. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are typically only recognized for income tax purposes when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Brit, Allied World and Recipe) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at Brit, Northbridge, and AGT. Tax credits are primarily in the U.S. and relate to foreign

FAIRFAX FINANCIAL HOLDINGS LIMITED

taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax liabilities include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2022 deferred income tax assets of $827.7 (December 31, 2021 - $875.9), which relate principally to operating and capital losses, have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $1,728.0 (December 31, 2021 - $2,089.3), losses in Europe of $552.1 (December 31, 2021 - $488.8), losses in the U.S. of $207.6 (December 31, 2021 - $109.4), and losses at Allied World of $295.6 across various jurisdictions (December 31, 2021 - $251.4). The losses in Canada expire between 2029 and 2042. The losses and foreign tax credits in the U.S. primarily expire between 2024 and 2042. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in the U.K. and Asia, with no expiry date, and in Switzerland which expire within seven years.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries, which at December 31, 2022 amounted to approximately $9.9 billion (December 31, 2021 - approximately $7.6 billion) and are not likely to be repatriated in the foreseeable future.

19.Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 24. The company’s share of dividends paid in 2022 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $380.9 (2021 - $429.5). Crum & Forster also paid a special dividend of $940.0 to the company in 2022 as a result of the sale of its Pet Insurance Group and Pethealth as described in note 23.

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2022, the maximum dividend capacity available in 2023 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31,
2022
Allied World	1,167.5
Odyssey Group	767.2
Northbridge(1)	422.2
Crum & Forster	204.6
Zenith National	91.4
2,652.9
(1)	Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the non-controlling interests in Allied World, Odyssey Group and Brit have a dividend in priority to the company.

20.Contingencies and Commitments

The company and its subsidiaries, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Odyssey Group, Brit and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of $233.6 and securities with a fair value of $1,670.7 at December 31, 2022 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company’s maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2022 was $1,422.8. Additionally, pursuant to the sale of RiverStone Barbados as described in note 23, the company has guaranteed the remaining value of $486.8 at December 31, 2022 of certain securities that remain held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2023.

21.Pensions and Post Retirement Benefits

The funded status of the company’s defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit		Defined benefit
	pension plans		post retirement plans
	2022	2021	2022	2021
Benefit obligation	(715.5)	(1,070.9)	(66.8)	(83.9)
Fair value of plan assets	784.7	1,014.7	—	—
Funded status of plans - surplus (deficit)	69.2	(56.2)	(66.8)	(83.9)
Impact of asset ceiling	(3.6)	—	—	—
Net accrued asset (liability)(1)	65.6	(56.2)	(66.8)	(83.9)

Weighted average assumptions used to determine benefit obligations:
Discount rate	4.9%	2.6%	5.2%	3.1%
Rate of compensation increase	2.5%	2.2%	3.8%	3.7%
Health care cost trend	—	—	3.4%	3.6%
(1)

The defined benefit pension plan net accrued asset at December 31, 2022 of $65.6 (December 31, 2021 - net accrued liability of $56.2) was comprised of pension surpluses of $144.5, partially offset by pension deficits of $78.9 (December 31, 2021 - pension deficits of $170.0, partially offset by pension surpluses of $113.8). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2022	2021
Defined benefit pension plan expense	20.3	25.8
Defined contribution pension plan expense	62.2	57.8
Defined benefit post retirement plan expense	5.0	2.0
	87.5	85.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2022	2021
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	(157.3)	78.6
Actuarial net gains on benefit obligations	295.0	33.8
	137.7	112.4
Defined benefit post retirement plans - actuarial net gains on benefit obligations	16.2	3.2
	153.9	115.6

22.Leases

Changes in the company’s right-of-use assets for the year ended December 31 were as follows:

	2022			2021
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Balance - January 1	328.8	431.0	759.8	396.1	611.9	1,008.0
Additions	63.7	98.2	161.9	44.0	92.0	136.0
Disposals	(7.5)	(8.4)	(15.9)	(41.2)	(19.8)	(61.0)
Depreciation(2)	(67.2)	(89.9)	(157.1)	(68.3)	(113.0)	(181.3)
Acquisitions of subsidiaries (note 23)	—	56.7	56.7	0.9	14.1	15.0
Deconsolidation of subsidiaries (note 23)	(1.1)	(2.9)	(4.0)	(1.4)	(146.7)	(148.1)
Foreign exchange effect and other	(9.5)	(23.4)	(32.9)	(1.3)	(7.5)	(8.8)
Balance - December 31 (note 13)	307.2	461.3	768.5	328.8	431.0	759.8
(1)	Includes Life insurance and Run-off and Corporate and Other.

(2)Recorded in operating expenses and other expenses in the consolidated statement of earnings.

The maturity profile of the company’s lease liabilities was as follows:

	December 31, 2022			December 31, 2021
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
One year or less	72.7	155.8	228.5	77.4	173.6	251.0
One to two years	66.5	142.4	208.9	67.6	148.1	215.7
Two to three years	60.3	127.7	188.0	58.6	129.8	188.4
Three to four years	55.9	108.0	163.9	52.0	115.4	167.4
Four to five years	45.5	86.5	132.0	45.1	96.3	141.4
More than five years	117.7	330.2	447.9	142.8	249.6	392.4
Lease liabilities, undiscounted	418.6	950.6	1,369.2	443.5	912.8	1,356.3
Lease liabilities, discounted (note 14)	364.1	729.9	1,094.0	384.2	756.5	1,140.7
Weighted average incremental borrowing rate	3.8%	4.7%	4.4%	3.8%	4.5%	4.3%
(1)	Includes Life insurance and Run-off and Corporate and Other.

During 2022 the company recognized in the consolidated statement of earnings interest expense on lease liabilities of $46.9 (2021 - $57.9) (note 15), and short-term, low value and other lease costs of $51.0 (2021 - $19.1) that included the benefit of COVID-19 lease

FAIRFAX FINANCIAL HOLDINGS LIMITED

concessions and government rent subsidies of $1.7 (2021 - $28.9) primarily recorded in the Non-insurance companies reporting segment (note 26).

The maturity profile of the company’s finance lease receivables was as follows:

	December 31, 2022			December 31, 2021
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
One year or less	2.8	55.4	58.2	2.5	62.0	64.5
One to two years	1.8	48.5	50.3	2.3	53.0	55.3
Two to three years	1.4	42.7	44.1	1.3	44.7	46.0
Three to four years	1.1	36.7	37.8	1.0	39.3	40.3
Four to five years	0.7	27.8	28.5	1.0	33.3	34.3
More than five years	2.0	43.9	45.9	2.8	64.5	67.3
Finance lease receivables, undiscounted	9.8	255.0	264.8	10.9	296.8	307.7
Unearned finance income	1.0	37.0	38.0	1.5	40.1	41.6
Finance lease receivables (note 13)	8.8	218.0	226.8	9.4	256.7	266.1

(1)Includes Life insurance and Run-off and Corporate and Other.

23.Acquisitions and Divestitures

Subsequent to December 31, 2022

Sale of Ambridge Group by Brit

On January 7, 2023 Brit entered into an agreement to sell Ambridge Group, its Managing General Underwriter operations, to Amynta Group. The company will receive approximately $400 on closing, comprised principally of cash of $275.0 and a promissory note of approximately $125. An additional $100.0 may be receivable based on 2023 performance targets of Ambridge. Closing of the transaction is subject to customary closing conditions, including regulatory approvals, and is expected to occur in the next few months. On closing of the transaction, the company expects to deconsolidate assets and liabilities with carrying values at December 31, 2022 of approximately $284 and $160, and to record a pre-tax gain of approximately $275 (prior to ascribing any fair value to the additional receivable).

Year ended December 31, 2022

Sale of Pet Insurance Operations and Investment in JAB Consumer Fund

On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company (“JAB”), for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures. The company also committed to invest $200.0 in JCP V, a JAB consumer fund. As a result of the sale, the company recorded a pre-tax gain of $1,213.2, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings,

FAIRFAX FINANCIAL HOLDINGS LIMITED

and selling expenses, in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $933.9), and deconsolidated assets and liabilities with carrying values of $149.1 and $32.0.

Additional investment in Recipe Unlimited Corporation

On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or $342.3 (Cdn$465.9) in aggregate, comprised of cash consideration of $242.5 (Cdn$330.0) and an increase in borrowings by Recipe of $99.8 (Cdn$135.9). The company recorded a loss in retained earnings of $66.1 and a decrease in non-controlling interests of $276.2, both of which are presented in net changes in capitalization in the consolidated statement of changes in equity. The transaction increased the company’s equity ownership in Recipe from 38.5% at December 31, 2021 to 75.7%, or 84.0% inclusive of Recipe shares held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently delisted from the Toronto Stock Exchange. On December 28, 2022 the company received $73.6 (Cdn$100.0) cash consideration from Recipe upon redemption of certain equity held by the company in connection with the closing of the transaction.

Consolidation of Grivalia Hospitality S.A.

On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality in the Non-insurance companies reporting segment. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.

Year ended December 31, 2021

Sale of non-controlling interest in Odyssey Group

On December 15, 2021 Odyssey Group issued shares representing an aggregate 9.99% equity interest to a subsidiary of Canada Pension Plan Investment Board (“CPPIB”) and OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of $900.0 which was subsequently paid by Odyssey Group as a dividend to Fairfax. The company recorded an aggregate equity gain of $429.1, principally comprised of a dilution gain and the fair value of a call option received, which was presented as net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase the interests of CPPIB and OMERS in Odyssey Group at certain dates commencing in January 2025.

Sale of non-controlling interest in Brit

On August 27, 2021 Brit issued shares representing a 13.9% equity interest to OMERS for cash consideration of $375.0 which was subsequently paid by Brit as a dividend to Fairfax. The company recorded an aggregate equity gain of $115.4, principally comprised of a dilution gain and the fair value of a call option received, which was presented as net changes in capitalization in the consolidated statement of changes in equity. The company has the option to purchase OMERS’ interest in Brit at certain dates commencing in October 2023.

Sale of RiverStone Barbados

On August 23, 2021 the company sold its 60.0% joint venture interest in RiverStone (Barbados) Ltd. (“RiverStone Barbados”) to CVC Capital Partners (“CVC”). OMERS also sold its 40.0% joint venture interest in RiverStone Barbados to CVC as part of the transaction. The company received consideration of $695.7, principally comprised of cash of $462.0, non-voting shares of CVC’s RiverStone Barbados holding company with a fair value of $200.0 (which will convert into a secured vendor loan note with a principal amount of $200.0 upon completion of certain regulatory undertakings by CVC) and a pension asset on assumption of RiverStone Barbados’ closed pension plan, and recorded a net loss of $2.1 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated

FAIRFAX FINANCIAL HOLDINGS LIMITED

statement of earnings. The company also received a contingent value instrument for potential future proceeds of up to $235.7 with a nominal fair value.

Prior to completion of the transaction, certain subsidiaries of RiverStone Barbados held investments in various Fairfax subsidiaries and certain other companies. Accordingly, CVC and certain affiliates thereof became the indirect owner of those securities upon completion of the transaction. As part of the transaction, on February 8, 2021 the company had entered into Asset Value Loan Notes (“AVLNs”) to guarantee the then approximately $1.3 billion value of the securities to CVC and certain affiliates thereof until such time the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2022. The company, through Hamblin Watsa, continues to manage and have direction over these securities, including their voting rights. The company recorded the AVLNs as derivative instruments whose fair value is the difference between the guaranteed value of the underlying securities and their fair value, which resulted in a derivative asset of $103.8 on the consolidated balance sheet at December 31, 2021, and a net gain on investments of $103.8 for the year then ended in the consolidated statement of earnings. During 2021 securities with a guaranteed value of $120.8 were sold or purchased by Hamblin Watsa, leaving securities with a guaranteed value of approximately $1.1 billion remaining under the AVLNs at December 31, 2021. Subsequently, as described in note 7, on July 5, 2022 an amendment to the AVLNs was completed, extending $543.4 of the underlying securities to be purchased or sold prior to the end of 2023. The remainder of the securities were purchased or sold during 2022; in addition, part of the amended AVLNs were purchased in the second half of 2022.

Sale of Toys “R” Us Canada

On August 19, 2021 the company sold the operations of Toys “R” Us Canada for consideration of $90.3 (Cdn$115.7), deconsolidated Toys “R” Us Canada from the Non-insurance companies reporting segment and recorded a net gain of $85.7 in net gains (losses) on investments in the consolidated statement of earnings. The consideration received was comprised principally of a monthly royalty on future revenue of Toys “R” Us Canada.

Privatization of Mosaic Capital

On August 5, 2021 Mosaic Capital completed a privatization arrangement with a third party purchaser pursuant to which the company exchanged its holdings of Mosaic Capital debentures and warrants, and cash of $10.7 (Cdn$13.3), for $130.8 (Cdn$163.3) of newly issued Mosaic Capital 25-year debentures, and invested $4.0 (Cdn$5.0) in the privatized company for a 20.0% equity interest. The company deconsolidated Mosaic Capital from the Non-insurance companies reporting segment, recorded the Mosaic Capital 25-year debentures at FVTPL and commenced applying the equity method of accounting to its interest in the purchaser.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Acquisition of Eurolife FFH Insurance Group Holdings S.A.

On July 14, 2021 the company increased its interest in Eurolife FFH Insurance Group Holdings S.A. (“Eurolife”) to 80.0% from 50.0% by exercising a call option valued at $127.3 to acquire the joint venture interest of OMERS for cash consideration of $142.7 (€120.7). The assets, liabilities and results of operations of Eurolife’s life insurance business were consolidated in the Life insurance and Run-off segment and those of Eurolife’s property and casualty insurance business were consolidated in the International Insurers and Reinsurers reporting segment, pursuant to which the company remeasured its 50.0% joint venture interest in Eurolife to its fair value of $450.0 and recorded a net gain of $130.5 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation gains that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The remaining 20.0% equity interest in Eurolife continues to be owned by the company’s associate Eurobank. Eurolife is a Greek insurer which distributes its life and property and casualty insurance products and services through Eurobank’s network and other distribution channels.

	Eurolife
Acquisition date	July 14, 2021
Percentage of common shares acquired	80.0%	(1)

Assets:
Insurance contract receivables	11.6
Portfolio investments	3,653.9	(2)
Recoverable from reinsurers	18.6
Deferred income tax assets	32.6
Intangible assets	45.5	(3)
Other assets	616.3	(4)
	4,378.5
Liabilities:
Accounts payable and accrued liabilities	273.2	(5)
Insurance contract payables	529.0
Insurance contract liabilities	2,751.4
Deferred income tax liabilities	100.9
	3,654.5
Purchase consideration	720.0	(6)
Excess of fair value of net assets acquired over purchase consideration	4.0
	4,378.5
(1)	The transaction was recorded as the acquisition of a 100% equity interest in Eurolife with the non-controlling interests represented by a redemption liability (described in footnote 5 below) that was included in the fair value of assets acquired and liabilities assumed.
(2)	Includes subsidiary cash and cash equivalents of $1,433.3.
(3)	Principally an intangible asset of $29.0 related to a distribution agreement with Eurobank.
(4)	Principally investment assets of $532.1 related to unit-linked life insurance contracts.
(5)	Includes a redemption liability of $124.9 on non-controlling interests as the company’s associate Eurobank may put its 20.0% equity interest in Eurolife to the company commencing in 2024 at the then fair value of that interest.
(6)	Comprised of cash consideration of $142.7, a call option exercised with a fair value of $127.3 and the company’s 50.0% joint venture interest with a fair value of $450.0.

Additional investment in Singapore Reinsurance Corporation Limited

On June 17, 2021 the company increased its ownership interest in Singapore Reinsurance Corporation Limited (“Singapore Re”) from 28.2% to 94.0% for $102.9 (SGD 138.0) and subsequently increased its ownership interest to 100%. Singapore Re is a general property and casualty reinsurer that underwrites business primarily in southeast Asia.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax India’s sale of Privi Speciality Chemicals Limited

On April 29, 2021 Fairfax India sold its 48.8% equity interest in Privi Speciality Chemicals Limited (“Privi”) to certain affiliates of Privi’s founders for $164.8 (12.2 billion Indian rupees), deconsolidated the assets and liabilities of Privi and recorded a net realized gain on investment of $94.9 in the consolidated statement of earnings.

24.Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2022 compared to those identified at December 31, 2021, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company- wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of their company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company’s President and Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the President and Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Property and casualty insurance and reinsurance

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at December 31, 2022 compared to December 31, 2021.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Principal lines of business

The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

●	Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;
●	Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, professional liability and umbrella coverage; and
●	Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.

The table that follows shows the company’s concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2022 by line of business was comprised of property of $1,938.5 (2021 - $1,717.4), casualty of $3,256.6 (2021 - $3,487.7) and specialty of $439.2 (2021 - $423.4).

	Canada		United States		Asia(1)		International(2)		Total(3)
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Property	1,343.7	1,229.1	4,966.1	3,912.4	984.5	849.2	2,418.2	2,141.9	9,712.5	8,132.6
Casualty	1,243.4	1,159.0	12,004.9	10,364.0	606.6	549.8	1,823.0	1,659.5	15,677.9	13,732.3
Specialty	258.3	223.3	871.6	755.6	343.2	277.4	698.2	674.8	2,171.3	1,931.1
Total	2,845.4	2,611.4	17,842.6	15,032.0	1,934.3	1,676.4	4,939.4	4,476.2	27,561.7	23,796.0

Insurance	2,686.2	2,475.1	13,080.8	11,448.6	789.8	739.7	3,608.6	3,341.0	20,165.4	18,004.4
Reinsurance	159.2	136.3	4,761.8	3,583.4	1,144.5	936.7	1,330.8	1,135.2	7,396.3	5,791.6
	2,845.4	2,611.4	17,842.6	15,032.0	1,934.3	1,676.4	4,939.4	4,476.2	27,561.7	23,796.0
(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.
(3)	Excludes Eurolife’s life insurance operations’ gross premiums written of $350.9 in 2022 and 114.2 in 2021. Eurolife was consolidated on July 14, 2021.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions, including inflationary pressures, and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a

FAIRFAX FINANCIAL HOLDINGS LIMITED

claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

As a result of continued inflationary pressures felt throughout the economy in 2022 and the resulting changes to global monetary policy, the company has placed a renewed focus on inflationary assumptions used in both the pricing of new business and within the company’s reserving process, specifically when setting initial loss estimates and projecting the ultimate costs to settle claims. The company has experienced inflationary pressures on its costs to settle claims throughout 2022, and both economic and social inflation remain a key consideration in the company’s reserving methodology and form part of its determination in the selection of the company’s ultimate cost to settle claims.

The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in

FAIRFAX FINANCIAL HOLDINGS LIMITED

levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophic losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses suffered by the industry since 2017, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.

Life Insurance

Life insurance risk in the company arises principally through Eurolife’s exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed

FAIRFAX FINANCIAL HOLDINGS LIMITED

by uniform underwriting procedures that have been established at Eurolife to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by Eurolife’s actuaries.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts and total return swaps). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2022 compared to December 31, 2021.

The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31,	December 31,
	2022	2021
Cash and short term investments	10,386.0	22,795.5
Investments in debt instruments:
U.S. sovereign government(1)	14,378.8	3,957.9
Other sovereign government rated AA/Aa or higher(1)(2)	2,413.5	1,074.7
All other sovereign government(3)	2,210.2	2,194.9
Canadian provincials	284.1	45.0
U.S. states and municipalities	262.7	387.2
Corporate and other(4)(5)	9,451.9	6,873.9
Receivable from counterparties to derivative contracts	256.1	158.9
Insurance contract receivables	7,907.5	6,883.2
Recoverable from reinsurers	13,115.8	12,090.5
Other assets(6)	2,024.6	1,881.3
Total gross credit risk exposure	62,691.2	58,343.0
(1)	Represented together 30.3% of the company’s total investment portfolio at December 31, 2022 (December 31, 2021 - 9.5%) and considered by the company to have nominal credit risk.
(2)

Comprised primarily of bonds issued by the governments of Canada, the United Kingdom and Singapore with fair values at December 31, 2022 of $1,923.5, $180.6 and $91.3 respectively (December 31, 2021 - $614.6, $7.7 and $95.1).

(3)

Comprised primarily of bonds issued by the governments of Brazil, Greece, Spain and Poland with fair values at December 31, 2022 of $744.2, $690.1, $216.2 and $126.9 respectively (December 31, 2021 - $415.4, $844.7, $297.5, and $78.5).

(4)	Represents 17.0% of the company’s total investment portfolio at December 31, 2022 compared to 13.0% at December 31, 2021, with the increase principally related to net purchases of short to mid-dated high quality corporate bonds of $2,331.9 and net purchases of unrated first mortgage loans of $870.2.
(5)	Includes the company’s investments in first mortgage loans at December 31, 2022 of $2,500.7 (December 31, 2021 - $1,659.4) secured by real estate predominantly in the U.S., Europe and Canada as described in note 5.
(6)	Excludes assets associated with unit-linked insurance products of $676.5 at December 31, 2022 (December 31, 2021 – $637.1) for which credit risk is not borne by the company, and income taxes refundable of $67.1 at December 31, 2022 (December 31, 2021 - $58.3) that are considered to have nominal credit risk.

Cash and short term investments

The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2022, 69.4% of these balances were held in Canadian and U.S. financial institutions, 24.8% in European financial institutions and 5.8% in other foreign financial institutions (December 31, 2021 - 82.7%, 14.9% and 2.4% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in debt instruments

The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	December 31, 2022			December 31, 2021
	Amortized	Fair		Amortized	Fair
Issuer Credit Rating	cost	value	%	cost	value	%
AAA/Aaa	17,119.4	16,721.6	57.7	5,248.2	5,237.3	36.1
AA/Aa	858.3	847.6	2.9	435.0	437.7	3.0
A/A	2,409.6	2,330.6	8.0	1,838.4	1,865.5	12.8
BBB/Baa	3,410.3	3,348.7	11.5	1,749.9	1,914.6	13.2
BB/Ba	2,114.9	1,917.2	6.6	1,840.9	1,808.3	12.4
B/B	48.2	49.6	0.2	115.0	114.8	0.8
Lower than B/B	79.7	80.0	0.3	58.4	62.9	0.4
Unrated(1)(2)	3,928.2	3,705.9	12.8	2,935.3	3,092.5	21.3
Total	29,968.6	29,001.2	100.0	14,221.1	14,533.6	100.0
(1)	Comprised primarily of the fair value of the company’s investments in Blackberry Limited of $285.0 (December 31, 2021 - $535.1), JAB Pet Holdings Ltd. of $239.1 (December 31, 2021 - nil) and Mosaic Capital of $81.7 (December 31, 2021 – $129.3).
(2)	Includes the company’s investments in first mortgage loans at December 31, 2022 of $2,500.7 (December 31, 2021 - $1,659.4) secured by real estate predominantly in the U.S., Europe and Canada, with weighted average loan-to-value ratio of approximately 60%, reducing the company’s credit risk exposure related to these investments.

At December 31, 2022, 80.1% (December 31, 2021 – 65.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 60.6% (December 31, 2021 – 39.1%) rated AA or better (primarily consisting of government bonds). The increase in the fair value of bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury and Canadian government bonds with 1 to 5 year terms of $10,721.3 and $1,422.1. The increase in the fair value of bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality corporate bonds of $515.1 and $1,852.4. The increase in the fair value of unrated bonds was primarily due to net purchases of first mortgage loans of $870.2 and debentures received on the sale of Crum & Forster’s Pet Insurance Group and Pethealth as described in note 23.

At December 31, 2022 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,599.2 (December 31, 2021 - $3,444.5), which represented approximately 6.5% (December 31, 2021 – 6.5%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2022 was the company’s investment in BP Capital Markets America Inc. of $427.7 (December 31, 2021 – Blackberry Limited of $535.1), which represented approximately 0.8% (December 31, 2021 – 1.0%) of the total investment portfolio.

Counterparties to derivative contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a

FAIRFAX FINANCIAL HOLDINGS LIMITED

counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31,	December 31,
	2022	2021
Total derivative assets(1)	256.1	158.9
Obligations that may be offset under net settlement arrangements	(33.0)	(9.6)
Fair value of collateral deposited for the benefit of the company(2)	(216.0)	(116.5)
Excess collateral pledged by the company in favour of counterparties	4.6	4.8
Net derivative counterparty exposure after net settlement and collateral arrangements	11.7	37.6
(1)	Excludes equity warrants, equity call options, AVLNs entered with RiverStone Barbados and other derivatives which are not subject to counterparty risk.
(2)	Excludes excess collateral pledged by counterparties of $68.4 at December 31, 2022 (December 31, 2021 - $22.5).

Collateral deposited for the benefit of the company at December 31, 2022 consisted of cash of $9.5 and government securities of $274.9 (December 31, 2021 - $14.3 and $125.7). The company had not exercised its right to sell or repledge collateral at December 31, 2022.

Recoverable from reinsurers

Credit risk on the company’s recoverable from reinsurers balance existed at December 31, 2022 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company’s reinsurance analysts conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance analysts also collect and maintain individual operating company and group reinsurance exposures across the company. The company’s single largest recoverable from a reinsurer (Munich Reinsurance Company) represented 8.2% of shareholders’ equity attributable to shareholders of Fairfax at December 31, 2022 (December 31, 2021 - 7.5%) and is rated A+ by A.M. Best.

The company’s gross exposure to credit risk from its reinsurers increased at December 31, 2022 compared to December 31, 2021, primarily reflecting an increase in reinsurers’ share of unearned premiums and paid and unpaid losses due to increased business volumes. Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2022			December 31, 2021
		Outstanding			Outstanding
	Gross	balances for	Net unsecured	Gross	balances for	Net unsecured
	recoverable	which security	recoverable	recoverable	which security	recoverable
A.M. Best Rating (or S&P equivalent)	from reinsurers	is held	from reinsurers	from reinsurers	is held	from reinsurers
A++	600.3	24.2	576.1	568.2	27.2	541.0
A+	6,631.3	444.1	6,187.2	5,905.9	494.4	5,411.5
A	3,750.9	205.9	3,545.0	3,899.8	227.3	3,672.5
A-	478.4	53.6	424.8	371.9	43.9	328.0
B++	55.3	4.3	51.0	50.8	4.6	46.2
B+	0.8	—	0.8	0.5	0.3	0.2
B or lower	10.6	—	10.6	20.2	0.1	20.1
Not rated	998.8	506.5	492.3	1,004.0	576.7	427.3
Pools and associations	761.3	6.6	754.7	447.9	7.1	440.8
	13,287.7	1,245.2	12,042.5	12,269.2	1,381.6	10,887.6
Provision for uncollectible reinsurance	(171.9)		(171.9)	(178.7)		(178.7)
Recoverable from reinsurers	13,115.8		11,870.6	12,090.5		10,708.9

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic uncertainty caused by increased inflationary pressures that have resulted in central banks across the world simultaneously raising interest rates to address inflation. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

Holding Company

The holding company’s known significant commitments for 2023 consist of payment of a common share dividend of $245.2 ($10.00 per common share, paid in January 2023), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities. Additionally, pursuant to the sale of RiverStone Barbados as described in note 23, the company has guaranteed the remaining value of $486.8 at December 31, 2022 of certain securities that remain held by CVC and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2023. Should the company direct that the securities be sold, any difference between their fair value and guaranteed value will be settled in cash (a derivative asset of $30.7 at December 31, 2022) as described in note 7.

The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2022 of $1,326.4 provides adequate liquidity to meet the holding company’s known commitments in 2023. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2022 the holding company received net cash of $269.1 (2021 - $262.7) in connection with long equity total return swaps contracts, principally related to the company’s investment in long equity total return swaps on Fairfax subordinate voting shares of $154.8 (2021 - $130.9) (excluding the impact of collateral requirements).

On October 31, 2022, excluding the $250.0 in debentures, the holding company received net cash proceeds of $940.0 from the sale of the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, as described in note 23.

On August 16, 2022 the company completed an offering of $750.0 principal amount of 5.625% unsecured senior notes due August 16, 2032 for net proceeds of $743.4 after discount, commissions and expenses. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $228.1 in net changes in capitalization in the consolidated statement of changes in equity.

Insurance and reinsurance subsidiaries

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2022 portfolio investments, net of derivative obligations, was $54.2 billion (December 31, 2021 - $51.6 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, first mortgage loans, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2022 these asset classes represented approximately 14.1% (December 31, 2021 – 12.7%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments. Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of $1,117.5 at December 31, 2022 (December 31, 2021 - $1,129.6).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2022 the insurance and reinsurance subsidiaries paid net cash of $30.9 in connection with long equity total return swaps, excluding the impact of collateral requirements (2021 – received net cash of $176.9).

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2023 of $371.8, primarily related to AGT’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Maturity profile of the company’s consolidated financial and insurance liabilities

The following tables set out the maturity profile of the company’s financial and insurance liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2022
	3 months	3 months			More than
	or less	to 1 year	1 - 3 years	3 - 5 years	5 years	Total
Accounts payable and accrued liabilities(1)	1,521.1	1,158.4	1,090.7	395.9	564.7	4,730.8
Insurance contract payables(2)	939.9	2,600.7	242.2	39.5	661.2	4,483.5
Provision for losses and loss adjustment expenses	3,428.6	8,506.6	10,944.1	5,965.6	9,474.3	38,319.2
Provision for life policy benefits	45.5	161.0	455.6	631.8	1,235.8	2,529.7
Borrowings - holding company and insurance and reinsurance companies:
Principal	0.1	0.2	1,051.4	904.2	4,704.4	6,660.3
Interest	84.3	209.2	567.0	462.2	598.9	1,921.6
Borrowings - non-insurance companies:
Principal	254.5	117.3	781.9	61.3	798.2	2,013.2
Interest	26.9	69.0	148.6	83.6	83.1	411.2
	6,300.9	12,822.4	15,281.5	8,544.1	18,120.6	61,069.5

	December 31, 2021
	3 months	3 months			More than
	or less	to 1 year	1 - 3 years	3 - 5 years	5 years	Total
Accounts payable and accrued liabilities(1)	1,586.6	821.6	1,131.3	399.1	519.7	4,458.3
Insurance contract payables(2)	1,026.7	1,970.0	346.4	16.1	611.6	3,970.8
Provision for losses and loss adjustment expenses	2,925.1	7,033.9	10,662.4	5,391.2	8,410.2	34,422.8
Provision for life policy benefits	72.0	162.7	585.0	575.7	1,280.4	2,675.8
Borrowings - holding company and insurance and reinsurance companies:
Principal	0.1	0.2	283.1	1,270.8	4,614.8	6,169.0
Interest	66.0	193.8	520.0	445.6	584.9	1,810.3
Borrowings - non-insurance companies:
Principal	512.2	72.2	270.8	41.3	736.8	1,633.3
Interest	38.3	35.9	99.8	78.9	114.9	367.8
	6,227.0	10,290.3	13,898.8	8,218.7	16,873.3	55,508.1
(1)	Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities included in the table above is presented in note 22.
(2)	Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2022				December 31, 2021
	3 months	3 months	More than		3 months	3 months	More than
	or less	to 1 year	1 year	Total	or less	to 1 year	1 year	Total
Equity total return swaps - long positions	19.1	0.3	—	19.4	1.8	0.1	—	1.9
Foreign currency forward and swap contracts	51.1	5.0	50.7	106.8	26.4	5.0	46.0	77.4
Other derivative contracts	25.6	38.5	0.7	64.8	46.5	26.7	0.4	73.6
	95.8	43.8	51.4	191.0	74.7	31.8	46.4	152.9

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2022 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $29.0 billion (December 31, 2021 - $14.5 billion) that is subject to interest rate risk.

The company’s exposure to interest rate risk increased during 2022 primarily due to net investments of existing cash and the proceeds from sales and maturities of U.S. treasury and Canadian provincial short term investments into U.S. treasury and Canadian government bonds with 1 to 5 year terms and short-dated high quality corporate bonds of $10,721.3, $1,422.1 and $2,202.6, respectively. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2022 of $183.7 (December 31, 2021 - $1,691.3) and maintained a relatively low duration on its bond portfolio. See note 5 for details of the company’s fixed income maturity profile. The decrease in U.S.treasury bond forward contracts held primarily reflected the closing of certain contracts as interest rates increased during the second half of 2022 and from the corresponding decrease in the company’s exposure to certain U.S. corporate bonds from sales completed in late 2021. There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2022 compared to December 31, 2021.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value

FAIRFAX FINANCIAL HOLDINGS LIMITED

of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by increased inflationary pressures and interest rates. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2022			December 31, 2021
	Fair value of	Hypothetical	Hypothetical	Fair value of	Hypothetical	Hypothetical
	fixed income	change in net	% change	fixed income	change in net	% change
	portfolio	earnings(1)	in fair value(1)	portfolio	earnings(1)	in fair value(1)
Change in interest rates
200 basis point increase	27,944.0	(852.9)	(3.7)	13,984.0	(418.4)	(3.8)
100 basis point increase	28,461.5	(435.4)	(1.9)	14,239.6	(224.3)	(2.0)
No change	29,001.2	—	—	14,533.6	—	—
100 basis point decrease	29,616.2	496.4	2.1	14,900.9	280.6	2.5
200 basis point decrease	30,289.0	1,039.7	4.4	15,327.9	607.5	5.5
(1)	Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2022 of $183.7 (December 31, 2021 - $1,691.3).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, increased inflationary pressures and interest rates have increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2022 compared to December 31, 2021 as shown in the table below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the effect of the company’s equity and equity-related holdings on the company’s financial position as at December 31, 2022 and 2021 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at December 31, 2022 of $8,183.3 (December 31, 2021 – $7,192.1) as a component of its equity and equity-related holdings when assessing its equity exposures.

					Year ended	Year ended
					December 31,	December 31,
	December 31, 2022		December 31, 2021		2022	2021
	Exposure/		Exposure/		Pre-tax	Pre-tax
	Notional	Carrying	Notional	Carrying	earnings	earnings
	amount	value	amount	value	(loss)	(loss)
Long equity exposures:
Common stocks	5,234.4	5,234.4	5,845.5	5,845.5	(242.7)	1,333.4
Preferred stocks – convertible(1)	44.2	44.2	54.5	54.5	(4.4)	2.8
Bonds – convertible	414.5	414.5	583.4	583.4	(237.0)	101.3
Investments in associates(1)(2)(3)	8,183.3	6,786.6	7,192.1	5,496.6	45.1	52.7
Sale and deconsolidation of non-insurance subsidiaries(4)	—	—	—	—	4.4	190.3
Equity derivatives(5)	2,076.0	269.4	2,590.2	455.3	190.8	631.6
Long equity exposures and financial effects	15,952.4	12,749.1	16,265.7	12,435.3	(243.8)	2,312.1
(1)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)	Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)	During 2021 the company sold a portion of its investment in IIFL Finance for cash proceeds of $113.7 (8.6 billion Indian rupees) and recorded a net realized gain of $42.0 in the consolidated statement of earnings as described in note 6.
(4)	Principally comprised of the sale of Toys “R” Us Canada, the privatization of Mosaic Capital and Fairfax India’s sale of Privi during 2021.
(5)	Includes net gains on investments of $255.4 (2021 - $222.7) recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings as a result of changes in global equity markets at December 31, 2022 and 2021. The analysis assumes variations of 10% and 20% (December 31, 2021 - 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.

	December 31, 2022
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	9,297.5	8,531.9	7,769.1	7,010.3	6,258.5
Hypothetical $ change in net earnings	1,301.9	649.8	—	(646.8)	(1,287.8)
Hypothetical % change in fair value	19.7	9.8	—	(9.8)	(19.4)

	December 31, 2021
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	10,861.1	9,966.1	9,073.6	8,184.4	7,297.3
Hypothetical $ change in net earnings	1,549.7	773.5	—	(770.6)	(1,538.8)
Hypothetical % change in fair value	19.7	9.8	—	(9.8)	(19.6)

The change in fair value of non-insurance investments in associates and joint ventures has been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. Changes in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as those investments are considered long term strategic holdings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

At December 31, 2022 the company’s ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates and joint ventures totaled $6,958.2 or 12.5% of the total investment portfolio (December 31, 2021 - $6,048.7 or 11.4%), of which the largest single holding was the company’s investment in Eurobank of $1,507.6 (note 6) or 2.7% of the total investment portfolio (December 31, 2021 - $1,298.4 or 2.4%).

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2022 compared to December 31, 2021.

The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2022 the company has designated the carrying value of Cdn$2,800.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,926.8 (December 31, 2021 - principal amount of Cdn$2,800.0 with a fair value of $2,364.6) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2022 the company recognized pre-tax gains of $149.5 (2021 – pre-tax losses of $16.7) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

At December 31, 2022 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $698.3 (December 31, 2021 - principal amount of €750.0 with a fair value of $926.3) as a hedge of its net investment in European operations with a euro functional currency. During 2022 the company recognized pre-tax gains of $51.8 (2021 - $63.9) related to exchange rate movements on the euro denominated unsecured senior notes in gains on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:

	2022	2021
Net gains (losses) on investments:
Investing activities	(366.5)	(122.3)
Underwriting activities	8.6	41.2
Foreign currency contracts	53.6	(12.0)
Foreign currency net losses	(304.3)	(93.1)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies. Foreign currency net losses on investing activities during 2021 primarily related to euro and Indian rupee denominated investments held by subsidiaries with a U.S. dollar functional currency as the U.S. dollar strengthened relative to those currencies.

The tables below present, in U.S. dollars, the foreign currency assets and liabilities to which the company is principally exposed, showing separately those assets and liabilities that result in foreign currency transaction gains and losses in the consolidated statement of earnings and those that result in foreign currency translation gains and losses in the consolidated statement of other comprehensive income. The tables also present the approximate effect of a 10% appreciation of the U.S. dollar against each of the principal foreign currencies on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2022 with all other variables held constant.

Foreign currency effects on the consolidated statement of earnings

					British
	Canadian dollar		Euro		pound sterling		Indian rupee
	2022	2021	2022	2021	2022	2021	2022	2021
Assets	1,751.0	1,863.4	1,033.2	905.5	1,739.4	1,748.6	1,872.9	2,795.0
Liabilities	(791.0)	(671.6)	(1,275.4)	(1,134.2)	(2,252.8)	(2,156.6)	(252.9)	(273.7)
Net asset exposure before hedge of net investment	960.0	1,191.8	(242.2)	(228.7)	(513.4)	(408.0)	1,620.0	2,521.3
Notional long (short) amount of foreign currency forward contracts	(1,258.2)	(1,251.2)	(208.7)	(84.9)	87.0	(8.4)	3.4	4.2
Net asset (liability) exposure after foreign currency forward contracts	(298.2)	(59.4)	(450.9)	(313.6)	(426.4)	(416.4)	1,623.4	2,525.5

Hypothetical change in pre-tax earnings (loss)	29.8	5.9	45.1	31.4	42.6	41.6	(162.3)	(252.6)
Hypothetical change in net earnings (loss)	23.7	1.7	36.6	26.9	37.6	35.5	(161.2)	(235.8)

The hypothetical effects at December 31, 2022 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

Canadian dollar: Net liability exposure after foreign currency forward contracts at December 31, 2022 primarily related to net liabilities at Odyssey Group and Crum & Forster, partially offset by net assets at Corporate and Other and Allied World. The increase in net liability exposure after foreign currency forward contracts at December 31, 2022 compared to December 31, 2021 principally reflected higher loss reserves at Allied World and Odyssey Group and lower portfolio investments held by Crum & Forster and Zenith National.

Euro: Net liability exposure after foreign currency forward contracts at December 31, 2022 primarily related to net liabilities at Odyssey Group, Allied World, Crum & Forster and Brit. The increase in net liability exposure after foreign currency forward contracts at December 31, 2022 compared to December 31, 2021 primarily reflected lower portfolio investments and higher loss reserves at Odyssey Group, partially offset by higher portfolio investments at Allied World.

British pound sterling: Net liability exposure after foreign currency forward contracts at December 31, 2022 primarily related to net liabilities at Allied World, Brit and Odyssey Group. The increase in net liability exposure after foreign currency forward contracts at December 31, 2022 compared to December 31, 2021 primarily reflected higher loss reserves at Allied World.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Indian rupee: Net asset exposure after foreign currency forward contracts at December 31, 2022 primarily related to net assets at Fairfax Asia. The decrease in net asset exposure after foreign currency forward contracts at December 31, 2022 compared to December 31, 2021 primarily reflected the reinvestment of proceeds from the sale of Indian government bonds in 2021 into other currency investments during 2022.

Foreign currency effects on the consolidated statement of other comprehensive income

					British
	Canadian dollar		Euro		pound sterling		Indian rupee
	2022	2021	2022	2021	2022	2021	2022	2021
Assets	11,055.5	11,028.6	8,269.4	7,549.2	1,783.3	1,793.8	3,697.6	3,663.6
Liabilities	(7,129.0)	(6,719.6)	(6,844.3)	(6,066.3)	(1,339.1)	(1,292.7)	(1,251.3)	(1,184.8)
Net asset exposure before hedge of net investment	3,926.5	4,309.0	1,425.1	1,482.9	444.2	501.1	2,446.3	2,478.8
Hedge of net investment	(2,057.7)	(2,205.5)	(792.2)	(842.4)	—	—	—	—
Net asset exposure after hedge of net investment	1,868.8	2,103.5	632.9	640.5	444.2	501.1	2,446.3	2,478.8

Hypothetical change in pre-tax other comprehensive income (loss)	(186.9)	(210.4)	(63.3)	(64.1)	(44.4)	(50.1)	(244.6)	(247.9)
Hypothetical change in other comprehensive income (loss)	(181.3)	(209.3)	(35.7)	(40.0)	(43.5)	(49.1)	(228.0)	(230.5)

The hypothetical effects at December 31, 2022 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

Canadian dollar: Primarily related to net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment (principally Recipe, Dexterra Group and Boat Rocker) and the company’s investments in associates (principally Stelco), partially offset by the impact of Canadian dollar borrowings applied as a hedge of net investment in Canadian subsidiaries. The decrease in net asset exposure after hedge of net investment at December 31, 2022 compared to December 31, 2021 primarily reflected non-cash goodwill impairment charges on Farmers Edge (note 12), partially offset by increased net investments at Northbridge (principally related to net earnings, partially offset by dividends paid) and increased investments in associates (principally Stelco).

Euro: Primarily related to the company’s investments in associates (principally Eurobank and Astarta) and net investments in Eurolife and Colonnade Insurance, partially offset by Odyssey Group’s net investment in its European branches (net liability exposure) and euro borrowings applied as a hedge of net investment in European operations. The decrease in net asset exposure after hedge of net investment at December 31, 2022 compared to December 31, 2021 principally reflected decreased net investments in Odyssey Group’s European branches and Eurolife, partially offset by the consolidation of Grivalia Hospitality and increased exposure in the company’s investments in associates (primarily related to share of profit of Eurobank).

British pound sterling: Primarily related to Odyssey Group’s net investment in its Newline syndicate, with the decrease in net asset exposure at December 31, 2022 compared to December 31, 2021 principally reflecting movements within Newline syndicate’s insurance business.

Indian rupee: Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The decrease in net asset exposure at December 31, 2022 compared to December 31, 2021 principally reflected increased net investments in Fairfax India, partially offset by decreased net investment in Thomas Cook India and decreased net exposure in the company’s investments in associates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $28,960.7 at December 31, 2022 compared to $29,068.3 at December 31, 2021.

The company manages its capital based on the following financial measurements and ratios:

			Excluding consolidated non-
	Consolidated		insurance companies
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
Holding company cash and investments (net of derivative obligations)	1,326.4	1,446.2	1,326.4	1,446.2
Borrowings – holding company	5,887.6	5,338.6	5,887.6	5,338.6
Borrowings – insurance and reinsurance companies	733.4	790.7	733.4	790.7
Borrowings – non-insurance companies	2,003.9	1,623.7	—	—
Total debt	8,624.9	7,753.0	6,621.0	6,129.3
Net debt(1)	7,298.5	6,306.8	5,294.6	4,683.1
Common shareholders’ equity	15,340.7	15,049.6	15,340.7	15,049.6
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	3,659.6	4,930.2	1,969.2	2,931.4
Total equity	20,335.8	21,315.3	18,645.4	19,316.5
Net debt/total equity	35.9%	29.6%	28.4%	24.2%
Net debt/net total capital(2)	26.4%	22.8%	22.1%	19.5%
Total debt/total capital(3)	29.8%	26.7%	26.2%	24.1%
Interest coverage(4)	5.2x	10.6x	5.9x (6)	13.0x (6)
Interest and preferred share dividend distribution coverage(5)	4.5x	9.4x	4.9x (6)	11.1x (6)
(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)	Net total capital is calculated by the company as the sum of total equity and net debt.
(3)	Total capital is calculated by the company as the sum of total equity and total debt.
(4)	Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)	Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)	Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

Common shareholders’ equity increased to $15,340.7 at December 31, 2022 from $15,049.6 at December 31, 2021, primarily reflecting net earnings attributable to shareholders of Fairfax ($1,147.2), partially offset by net unrealized foreign currency translation losses net of hedges ($399.1), changes in capitalization ($173.6, principally related to the acquisition of additional common shares of Allied World from non-controlling interests and the privatization of Recipe), purchases of subordinate voting shares for cancellation ($199.6) and for use in share-based payment awards ($148.2), and payments of common and preferred share dividends ($295.1). For further details on net changes in capitalization refer to note 16 and note 23. Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio increased to 26.4% at December 31, 2022 from 22.8% at December 31, 2021, primarily as a result of increased net debt. The increase in net debt was principally due to the issuance of $750.0 principal amount of 5.625% unsecured senior notes due in 2032 by the holding company and increased borrowings by non-insurance companies. The consolidated total debt/total capital ratio increased to 29.8% at December 31, 2022 from 26.7% at December 31, 2021, primarily as a result of increased total debt and decreased total capital (reflecting decreased non-controlling interests, partially offset by increases in common shareholders’ equity and total debt).

In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2022 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.0 times (December 31, 2021 – 3.0 times) the authorized control level, except for TIG Insurance which had at least 2.0 times (December 31, 2021 – 2.3 times).

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2022 and 2021 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2022 Northbridge’s subsidiaries had a weighted average MCT ratio of 241% (December 31, 2021 – 222%) of the minimum supervisory target.

Brit is subject to the solvency and regulatory capital requirements of the Prudential Regulatory Authority in the U.K. for its Lloyd’s business and the Bermuda Monetary Authority for its Bermudan business. The management capital requirements for Brit are set using an internal model based on the prevailing regulatory framework in these jurisdictions. At December 31, 2022 Brit’s total capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding from its revolving credit facility and amounted to $2,052.7 (December 31, 2021 - $2,199.5). This represented a surplus of $709.5 (December 31, 2021 - $617.9) over Brit’s management capital requirements.

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2022 and 2021.

25.	Segmented Information

The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

On April 1, 2022 the company revised its property and casualty insurance and reinsurance reporting segments to those described below and believes the revised reporting segments provide better insight into the company’s evaluation of operating performance, insurance risk exposure and strategic opportunities for these operating companies. The operating companies comprising each new reporting segment are similar in insurance risks underwritten, distribution methods used, and customer type and geographic areas served. Comparative periods have been revised to align with the new property and casualty insurance and reinsurance reporting segments. There were no changes to the company’s other reporting segments. Life insurance and Run-off, which did not change, is comprised of Eurolife and Run-off and represents an aggregation of operating segments which are not included in any other reporting segment. Transactions between reporting segments have not been eliminated from individual segment results as management considers those transactions in assessing the performance of each segment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Property and Casualty Insurance and Reinsurance

North American Insurers – comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

Global Insurers and Reinsurers – comprising Allied World, Odyssey Group and Brit, this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.

International Insurers and Reinsurers – comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.) and Latin America. The International Insurers and Reinsurers reporting segment’s business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations.

Life insurance and Run-off

This reporting segment is comprised of Eurolife’s life insurance operations and U.S. Run-off, which includes TIG Insurance Company.

Non-insurance companies

This reporting segment is comprised as follows:

Restaurants and retail – Comprised principally of Recipe, Golf Town, Sporting Life and Toys “R” Us Canada (deconsolidated on August 19, 2021).

Fairfax India – Comprised of Fairfax India and its subsidiaries, which are principally NCML and Privi (deconsolidated on April 29, 2021).

Thomas Cook India – Comprised of Thomas Cook India and its subsidiary Sterling Resorts.

Other – Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge, Grivalia Hospitality (consolidated July 5, 2022), Pethealth (deconsolidated on October 31, 2022) and Mosaic Capital (deconsolidated on August 5, 2021).

On July 5, 2022 the company commenced consolidating Grivalia Hospitality in the Non-insurance companies reporting segment, and on October 31, 2022 the Crum & Forster Pet Insurance Group and Pethealth were deconsolidated from the North American Insurers and Non-insurance companies reporting segments respectively, pursuant to the transactions described in note 23 There were no other significant changes to the identifiable assets and liabilities by operating segment at December 31, 2022 compared to December 31, 2021.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2022

	Property and Casualty Insurance and Reinsurance
					Life
	North	Global	International		insurance	Non-		Eliminations
	American	Insurers and	Insurers and		and	insurance	Corporate	and
	Insurers	Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written
External	7,600.9	16,995.6	2,965.2	27,561.7	350.9	—	—	—	27,912.6
Intercompany	49.6	101.0	213.4	364.0	—	—	—	(364.0)	—
	7,650.5	17,096.6	3,178.6	27,925.7	350.9	—	—	(364.0)	27,912.6
Net premiums written	6,457.6	13,506.3	1,963.1	21,927.0	344.7	—	—	—	22,271.7
Net premiums earned
External	6,140.8	12,851.5	1,671.4	20,663.7	342.4	—	—	—	21,006.1
Intercompany	(33.0)	(124.6)	157.6	—	—	—	—	—	—
	6,107.8	12,726.9	1,829.0	20,663.7	342.4	—	—	—	21,006.1
Underwriting expenses(1)	(5,674.8)	(12,067.9)	(1,815.7)	(19,558.4)	(509.7)	—	—	0.5	(20,067.6)
Underwriting profit (loss)	433.0	659.0	13.3	1,105.3	(167.3)	—	—	0.5	938.5
Interest income	249.0	447.8	99.0	795.8	56.4	10.2	11.8	(0.7)	873.5
Dividends	32.0	54.9	16.0	102.9	12.3	24.6	0.6	—	140.4
Investment expenses	(47.0)	(89.4)	(16.2)	(152.6)	(13.1)	(8.2)	(2.8)	124.6	(52.1)
Interest and dividends	234.0	413.3	98.8	746.1	55.6	26.6	9.6	123.9	961.8
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	102.8	—	1,014.7
Other
Revenue	—	—	—	—	—	5,581.6	—	—	5,581.6
Expenses	—	—	—	—	—	(5,520.9)	—	—	(5,520.9)
	—	—	—	—	—	60.7	—	—	60.7
Operating income (loss)	906.8	1,501.6	164.5	2,572.9	(55.3)	221.3	112.4	124.4	2,975.7
Net gains (losses) on investments	(397.7)	(1,151.1)	(211.1)	(1,759.9)	(306.5)	71.4	261.1	—	(1,733.9)
Gain on sale and consolidation of insurance subsidiaries (note 23)	1,213.2	—	6.5	1,219.7	—	—	—	—	1,219.7
Interest expense	(5.7)	(51.1)	(3.0)	(59.8)	(13.2)	(122.8)	(257.2)	0.2	(452.8)
Corporate overhead and other	(39.8)	(98.9)	(12.1)	(150.8)	(1.4)	—	(19.9)	(124.6)	(296.7)
Pre-tax income (loss)	1,676.8	200.5	(55.2)	1,822.1	(376.4)	169.9	96.4	—	1,712.0
Provision for income taxes									(425.2)
Net earnings									1,286.8

Attributable to:
Shareholders of Fairfax									1,147.2
Non-controlling interests									139.6
									1,286.8
(1)	Property and casualty insurance and reinsurance underwriting expenses for the year ended December 31, 2022 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North	Global	International
	American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total
Loss & LAE - accident year	3,733.4	8,715.7	1,207.3	13,656.4
Commissions	998.3	2,109.5	324.4	3,432.2
Other underwriting expenses	1,020.3	1,263.8	381.9	2,666.0
Underwriting expenses - accident year	5,752.0	12,089.0	1,913.6	19,754.6
Net favourable claims reserve development	(77.2)	(21.1)	(97.9)	(196.2)
Underwriting expenses - calendar year	5,674.8	12,067.9	1,815.7	19,558.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

2021

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life insurance	Non-		Eliminations
	American	Insurers and	Insurers and		and	insurance	Corporate	and
	Insurers	Reinsurers	Reinsurers	Total	Run-off	companies	and Other	adjustments	Consolidated
Gross premiums written
External	6,544.6	14,567.6	2,683.8	23,796.0	114.2	—	—	—	23,910.2
Intercompany	34.2	93.8	169.5	297.5	358.1	—	—	(655.6)	—
	6,578.8	14,661.4	2,853.3	24,093.5	472.3	—	—	(655.6)	23,910.2
Net premiums written	5,319.7	10,755.5	1,734.2	17,809.4	468.7	—	—	—	18,278.1
Net premiums earned
External	5,435.3	9,530.6	1,482.4	16,448.3	109.7	—	—	—	16,558.0
Intercompany	(410.5)	(78.8)	131.2	(358.1)	358.1	—	—	—	—
	5,024.8	9,451.8	1,613.6	16,090.2	467.8	—	—	—	16,558.0
Underwriting expenses(2)	(4,637.9)	(9,077.6)	(1,573.5)	(15,289.0)	(776.8)	—	—	0.3	(16,065.5)
Underwriting profit (loss)	386.9	374.2	40.1	801.2	(309.0)	—	—	0.3	492.5
Interest income	154.4	299.6	66.8	520.8	22.2	3.9	28.2	(6.7)	568.4
Dividends	23.9	37.2	11.6	72.7	7.8	28.5	(0.8)	—	108.2
Investment expenses	(43.2)	(100.1)	(8.5)	(151.8)	(10.7)	(127.1)	(2.8)	256.6	(35.8)
Interest and dividends	135.1	236.7	69.9	441.7	19.3	(94.7)	24.6	249.9	640.8
Share of profit of associates	103.6	184.8	35.7	324.1	16.8	22.3	38.8	—	402.0
Other
Revenue	—	—	—	—	—	5,157.5	—	0.5	5,158.0
Expenses	—	—	—	—	—	(5,092.1)	—	5.2	(5,086.9)
	—	—	—	—	—	65.4	—	5.7	71.1
Operating income (loss)	625.6	795.7	145.7	1,567.0	(272.9)	(7.0)	63.4	255.9	1,606.4
Net gains on investments(1)	518.5	604.1	1,521.9	2,644.5	69.7	266.0	464.9	—	3,445.1
Gain on sale and consolidation of insurance subsidiaries (note 23)	—	68.7	64.8	133.5	—	—	130.5	—	264.0
Interest expense	(8.6)	(50.5)	(2.4)	(61.5)	(7.9)	(140.3)	(305.4)	1.2	(513.9)
Corporate overhead and other	(53.7)	(88.0)	(22.3)	(164.0)	(38.4)	—	50.0	(256.6)	(409.0)
Pre-tax income (loss)	1,081.8	1,330.0	1,707.7	4,119.5	(249.5)	118.7	403.4	0.5	4,392.6
Provision for income taxes									(726.0)
Net earnings									3,666.6

Attributable to:
Shareholders of Fairfax									3,401.1
Non-controlling interests									265.5
									3,666.6
(1)	Includes net gains on deconsolidation of non-insurance subsidiaries primarily related to the deconsolidation of Fairfax India’s subsidiary Privi of $94.9 and Toys “R” Us Canada of $85.7 as described in note 23.
(2)	Property and casualty insurance and reinsurance underwriting expenses for the year ended December 31, 2021 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Property and Casualty Insurance and Reinsurance
	North	Global	International
	American	Insurers and	Insurers and
	Insurers	Reinsurers	Reinsurers	Total
Loss & LAE - accident year	2,900.3	6,551.6	986.6	10,438.5
Commissions	913.6	1,571.0	289.6	2,774.2
Other underwriting expenses	927.7	1,156.4	347.8	2,431.9
Underwriting expenses - accident year	4,741.6	9,279.0	1,624.0	15,644.6
Net favourable claims reserve development	(103.7)	(201.4)	(50.5)	(355.6)
Underwriting expenses - calendar year	4,637.9	9,077.6	1,573.5	15,289.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:

	Investments in
	associates		Additions to goodwill		Segment assets		Segment liabilities
	2022	2021	2022	2021	2022	2021	2022	2021
Property and Casualty Insurance and Reinsurance
North American Insurers	1,217.7	801.5	—	—	18,664.9	17,418.7	12,890.0	11,551.5
Global Insurers and Reinsurers	2,893.3	2,168.7	—	16.4	51,634.9	46,849.3	39,086.8	34,266.7
International Insurers and Reinsurers	592.0	415.2	—	—	9,547.2	9,616.9	5,631.9	5,700.7
	4,703.0	3,385.4	—	16.4	79,847.0	73,884.9	57,608.7	51,518.9
Life insurance and Run-off	348.1	272.6	0.4	—	6,087.7	6,669.1	5,289.5	5,781.1
Non-insurance companies	1,378.5	1,379.7	151.6	44.3	8,611.4	7,856.4	4,820.6	4,075.1
Corporate and Other and eliminations and adjustments	1,004.3	1,066.3	—	—	(2,421.0)	(1,765.0)	4,070.5	3,955.0
Consolidated	7,433.9	6,104.0	152.0	60.7	92,125.1	86,645.4	71,789.3	65,330.1

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty(1)		Total
	2022	2021	2022	2021	2022	2021	2022	2021
Property and Casualty Insurance and Reinsurance - net premiums earned
North American Insurers	1,379.3	1,209.6	4,284.3	3,400.2	444.2	415.0	6,107.8	5,024.8
Global Insurers and Reinsurers	4,895.5	3,876.9	6,866.2	4,856.8	965.2	718.1	12,726.9	9,451.8
International Insurers and Reinsurers	919.9	834.9	615.1	544.3	294.0	234.4	1,829.0	1,613.6
	7,194.7	5,921.4	11,765.6	8,801.3	1,703.4	1,367.5	20,663.7	16,090.2
Life insurance and Run-off(1)	—	8.2	0.5	348.8	341.9	110.8	342.4	467.8
Consolidated net premiums earned	7,194.7	5,929.6	11,766.1	9,150.1	2,045.3	1,478.3	21,006.1	16,558.0
Interest and dividends							961.8	640.8
Share of profit of associates							1,014.7	402.0
Net gains (losses) on investments							(1,733.9)	3,445.1
Gain on sale and consolidation of insurance subsidiaries (note 23)							1,219.7	264.0
Other revenue							5,581.6	5,158.0
Consolidated income							28,050.0	26,467.9

Distribution of net premiums earned	34.3%	35.8%	56.0%	55.3%	9.7%	8.9%	100.0%	100.0%
(1)	Includes Eurolife’s life insurance operations since Eurolife’s consolidation on July 14, 2021, as described in note 23.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Property and Casualty Insurance and Reinsurance - net premiums earned
North American Insurers	1,914.1	1,784.9	4,157.5	3,222.1	1.4	1.2	34.8	16.6	6,107.8	5,024.8
Global Insurers and Reinsurers	378.8	293.1	9,337.3	6,671.4	878.1	806.9	2,132.7	1,680.4	12,726.9	9,451.8
International Insurers and Reinsurers	0.6	0.2	122.4	81.8	551.9	438.9	1,154.1	1,092.7	1,829.0	1,613.6
	2,293.5	2,078.2	13,617.2	9,975.3	1,431.4	1,247.0	3,321.6	2,789.7	20,663.7	16,090.2
Life insurance and Run-off(3)	—	—	0.5	358.1	—	—	341.9	109.7	342.4	467.8
Consolidated net premiums earned	2,293.5	2,078.2	13,617.7	10,333.4	1,431.4	1,247.0	3,663.5	2,899.4	21,006.1	16,558.0
Interest and dividends									961.8	640.8
Share of profit of associates									1,014.7	402.0
Net gains (losses) on investments									(1,733.9)	3,445.1
Gain on sale and consolidation of insurance subsidiaries (note 23)									1,219.7	264.0
Other revenue									5,581.6	5,158.0
Consolidated income									28,050.0	26,467.9

Distribution of net premiums earned	10.9%	12.6%	64.9%	62.4%	6.8%	7.5%	17.4%	17.5%	100.0%	100.0%
(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.
(3)	Includes Eurolife’s life insurance operations since Eurolife’s consolidation on July 14, 2021, as described in note 23.

Non-insurance companies

Revenue and expenses of the Non-insurance companies reporting segment were comprised as follows for the years ended December 31:

	Restaurants
	and retail		Fairfax India(1)		Thomas Cook India(2)		Other(3)		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	1,710.3	1,803.8	216.7	228.2	611.0	249.4	3,043.6	2,876.1	5,581.6	5,157.5
Expenses	(1,582.2)	(1,724.8)	(208.1)	(206.9)	(600.8)	(293.4)	(3,129.8)	(2,867.0)	(5,520.9)	(5,092.1)
Pre-tax income (loss) before interest expense and other(4)	128.1	79.0	8.6	21.3	10.2	(44.0)	(86.2)	9.1	60.7	65.4
Interest and dividends	9.9	7.5	21.4	(102.2)	—	(0.1)	(4.7)	0.1	26.6	(94.7)
Share of profit (loss) of associates	(0.1)	—	132.0	20.2	0.3	(0.1)	1.8	2.2	134.0	22.3
Operating income (loss)	137.9	86.5	162.0	(60.7)	10.5	(44.2)	(89.1)	11.4	221.3	(7.0)
(1)	These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS.
(2)	These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.
(3)	Included in Expenses is a non-cash goodwill impairment charge on Farmers Edge of $133.4 recognized in 2022.
(4)	Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet

The company’s segmented balance sheets as at December 31, 2022 and 2021 present the assets, liabilities and non-controlling interests of each reporting segment in accordance with the company’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. In the table below, the company’s three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in “Corporate and eliminations”.

	December 31, 2022					December 31, 2021
	Property					Property
	and					and
	casualty	Life				casualty	Life
	insurance and	insurance	Non-	Corporate		insurance and	insurance	Non-	Corporate
	reinsurance	and	insurance	and		reinsurance	and	insurance	and
	companies	Run-off	companies	eliminations(4)	Consolidated	companies	Run-off	companies	eliminations(4)	Consolidated
Assets
Holding company cash and investments	316.6	—	—	1,029.2	1,345.8	604.5	—	—	873.8	1,478.3
Insurance contract receivables	8,310.9	28.2	—	(431.6)	7,907.5	7,215.5	7.8	—	(340.1)	6,883.2
Portfolio investments(1)	49,038.8	4,275.4	2,119.3	(1,110.6)	54,322.9	45,061.8	4,963.9	2,252.8	(581.1)	51,697.4
Deferred premium acquisition costs	2,201.3	7.5	—	(38.5)	2,170.3	1,950.6	3.8	—	(30.3)	1,924.1
Recoverable from reinsurers	14,097.9	517.5	—	(1,499.6)	13,115.8	13,060.3	457.6	—	(1,427.4)	12,090.5
Deferred income tax assets	337.3	25.6	54.5	74.7	492.1	268.2	29.0	66.9	158.3	522.4
Goodwill and intangible assets	3,396.8	7.5	2,284.4	0.3	5,689.0	3,579.5	7.5	2,341.2	—	5,928.2
Due from affiliates	206.3	364.1	—	(570.4)	—	231.3	360.2	—	(591.5)	—
Other assets	1,774.0	832.6	4,153.2	321.9	7,081.7	1,746.0	810.0	3,195.5	369.8	6,121.3
Investments in affiliates(2)	167.1	29.3	—	(196.4)	—	167.2	29.3	—	(196.5)	—
Total assets	79,847.0	6,087.7	8,611.4	(2,421.0)	92,125.1	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4

Liabilities
Accounts payable and accrued liabilities	2,304.9	263.1	2,430.7	216.5	5,215.2	2,149.9	233.4	2,077.4	524.7	4,985.4
Derivative obligations	113.5	—	58.2	19.3	191.0	72.5	—	47.9	32.5	152.9
Due to affiliates	16.5	0.4	82.4	(99.3)	—	28.8	0.2	135.1	(164.1)	—
Deferred income tax liabilities	225.0	18.5	252.4	0.8	496.7	322.2	72.9	198.5	5.2	598.8
Insurance contract payables	4,839.7	688.4	—	(466.2)	5,061.9	4,208.6	652.0	—	(367.1)	4,493.5
Provision for losses and loss adjustment expenses(3)	37,531.7	4,300.9	—	(1,343.0)	40,489.6	33,381.4	4,806.1	—	(1,295.2)	36,892.3
Provision for unearned premiums(3)	11,844.0	18.2	—	(152.2)	11,710.0	10,564.8	16.5	—	(127.1)	10,454.2
Borrowings	733.4	—	1,996.9	5,894.6	8,624.9	790.7	—	1,616.2	5,346.1	7,753.0
Total liabilities	57,608.7	5,289.5	4,820.6	4,070.5	71,789.3	51,518.9	5,781.1	4,075.1	3,955.0	65,330.1

Equity
Shareholders’ equity attributable to shareholders of Fairfax	20,269.1	798.2	2,100.4	(6,491.5)	16,676.2	19,778.9	888.0	1,782.5	(6,064.3)	16,385.1
Non-controlling interests	1,969.2	—	1,690.4	—	3,659.6	2,587.1	—	1,998.8	344.3	4,930.2
Total equity	22,238.3	798.2	3,790.8	(6,491.5)	20,335.8	22,366.0	888.0	3,781.3	(5,720.0)	21,315.3
Total liabilities and total equity	79,847.0	6,087.7	8,611.4	(2,421.0)	92,125.1	73,884.9	6,669.1	7,856.4	(1,765.0)	86,645.4
(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Included in insurance contract liabilities on the consolidated balance sheet.
(4)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

26.Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2022			2021
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Losses and loss adjustment expenses, property and casualty	13,169.1	—	13,169.1	10,272.9	—	10,272.9
Provisions and claims, Eurolife	251.1	—	251.1	81.0	—	81.0
Cost of sales	—	3,349.4	3,349.4	—	2,987.5	2,987.5
Wages and salaries	1,580.8	877.5	2,458.3	1,547.1	761.3	2,308.4
Depreciation, amortization and impairment charges	233.2	450.4	683.6	291.0	639.4	930.4
Employee benefits	381.3	125.9	507.2	345.3	116.9	462.2
Premium taxes	306.8	—	306.8	285.9	—	285.9
Information technology costs	254.7	44.5	299.2	216.3	40.7	257.0
Audit, legal and tax professional fees	189.1	53.7	242.8	159.7	43.4	203.1
Repairs, maintenance and utilities	14.4	163.9	178.3	13.2	144.2	157.4
Shipping and delivery	1.3	152.8	154.1	1.2	120.0	121.2
Share-based payments to directors and employees	131.5	20.4	151.9	118.2	18.3	136.5
Marketing costs	38.9	76.6	115.5	33.4	70.1	103.5
Administrative expense and other	357.2	205.8	563.0	321.4	145.1	466.5
Losses on claims, net, operating expenses and other expenses(2)(3)	16,909.4	5,520.9	22,430.3	13,686.6	5,086.9	18,773.5
Commissions, net (note 9)(4)	3,454.9	—	3,454.9	2,787.9	—	2,787.9
Interest expense (note 15)(4)	330.0	122.8	452.8	373.6	140.3	513.9
	20,694.3	5,643.7	26,338.0	16,848.1	5,227.2	22,075.3
(1)	Includes Life insurance and Run-off and Corporate and Other.
(2)

Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.

(3)	Expenses of the non-insurance companies, excluding commissions, net and interest expense, are included in other expenses in the consolidated statement of earnings.

(4)Presented as separate lines in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

27.Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2022
	Unrestricted cash and cash
	equivalents included in the						Cash and cash equivalents included on
	consolidated statement of cash flows			Restricted cash and cash equivalents			the consolidated balance sheet
		Cash			Cash			Cash
	Cash	equivalents	Total	Cash	equivalents	Total	Cash	equivalents	Total
Holding company cash and investments	72.7	479.4	552.1	—	—	—	72.7	479.4	552.1
Holding company assets pledged for derivative obligations	—	40.6	40.6	—	—	—	—	40.6	40.6
Subsidiary cash and short term investments	3,243.3	2,105.6	5,348.9	500.8	353.6	854.4	3,744.1	2,459.2	6,203.3
Fairfax India	34.5	143.5	178.0	0.8	6.0	6.8	35.3	149.5	184.8
	3,350.5	2,769.1	6,119.6	501.6	359.6	861.2	3,852.1	3,128.7	6,980.8

	December 31, 2021
	Unrestricted cash and cash equivalents
	included in the consolidated statement						Cash and cash equivalents included on
	of cash flows			Restricted cash and cash equivalents			the consolidated balance sheet
		Cash			Cash			Cash
	Cash	equivalents	Total	Cash	equivalents	Total	Cash	equivalents	Total
Holding company cash and investments	129.9	336.0	465.9	—	—	—	129.9	336.0	465.9
Holding company assets pledged for derivative obligations	—	46.8	46.8	—	—	—	—	46.8	46.8
Subsidiary cash and short term investments	5,259.2	5,777.6	11,036.8	484.6	761.8	1,246.4	5,743.8	6,539.4	12,283.2
Subsidiary assets pledged for derivative obligations	—	74.0	74.0	—	—	—	—	74.0	74.0
Fairfax India	35.1	26.8	61.9	1.6	13.0	14.6	36.7	39.8	76.5
	5,424.2	6,261.2	11,685.4	486.2	774.8	1,261.0	5,910.4	7,036.0	12,946.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2022	2021
Net (purchases) sales of investments classified at FVTPL
Short term investments	6,352.5	(767.1)
Bonds	(16,016.2)	2,545.7
Preferred stocks	(293.2)	(37.3)
Common stocks	(63.6)	477.2
Net derivatives and other invested assets	380.3	395.9
	(9,640.2)	2,614.4

Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	393.7	(472.6)
Provision for losses and loss adjustment expenses	4,530.1	3,692.0
Provision for unearned premiums	1,455.3	2,152.2
Provision for life policy benefits	(142.4)	(167.9)
Insurance contract receivables	(1,134.9)	(1,152.9)
Insurance contract payables	625.8	1,079.8
Recoverable from reinsurers	(1,257.9)	(1,580.0)
Other receivables	(349.8)	(96.7)
Accounts payable and accrued liabilities	338.2	291.1
Other	(638.0)	(758.1)
	3,820.1	2,986.9

Net interest and dividends received
Interest and dividends received	1,030.8	865.7
Interest paid on borrowings	(360.5)	(366.7)
Interest paid on lease liabilities	(48.1)	(54.8)
	622.2	444.2

Net income taxes paid	(416.4)	(288.7)

28.Related Party Transactions

Management and Director Compensation

Compensation for the company’s key management team for the years ended December 31 determined in accordance with the company’s IFRS accounting policies was as follows:

	2022	2021
Salaries and other short-term employee benefits	10.2	10.8
Share-based payments	5.7	4.7
	15.9	15.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compensation for the company’s Board of Directors for the years ended December 31 was as follows:

	2022	2021
Retainers and fees	1.7	1.5
Share-based payments	0.3	0.4
	2.0	1.9

Transactions with subsidiaries

Thomas Cook India conversion of preferred shares

During 2022 the company converted its preferred shares in Thomas Cook India to common shares, which increased the company’s ownership interest by 6.6%. See note 16.

Fairfax India Performance Fee Receivable

On December 31, 2022 the holding company had a performance fee receivable of $41.5 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. Under the investment advisory agreement, if a performance fee is payable for the period ending on December 31, 2023, the performance fee will be payable in cash, or at Fairfax’s option, in subordinate voting shares of Fairfax India. If Fairfax elects to have the performance fee paid in subordinate voting shares, such election must be made no later than December 15, 2023.

FAIRFAX FINANCIAL HOLDINGS LIMITED

29.Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2022 the company consolidated Grivalia Hospitality as described in note 23. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.

Fairfax’s ownership
(100% other than as
December 31, 2022	Domicile	shown below)
Property and casualty insurance and reinsurance
North American Insurers
Northbridge Financial Corporation (Northbridge)	Canada
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Global Insurers and Reinsurers
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Brit Limited (Brit)	United Kingdom	86.2%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	82.9%
International Insurers and Reinsurers
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%

Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados

Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.3%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore

Life insurance and Run-off
Eurolife FFH Life Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States

Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

FAIRFAX FINANCIAL HOLDINGS LIMITED

		Fairfax’s
December 31, 2022	Domicile	ownership		Primary business

Non-insurance companies

Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	75.7%		Franchisor, owner and operator of restaurants
Sporting Life Group Limited, which owns:	Canada	88.5%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	88.5%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	88.5%		Retailer of golf equipment, apparel and accessories

Fairfax India
Fairfax India Holdings Corporation (Fairfax India)	Canada	34.7	% (1)	Invests in public and private Indian businesses

Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	73.3%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	73.3%		Owner and operator of holiday resorts

Other
AGT Food and Ingredients Inc. (AGT)	Canada	59.6%		Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	48.7	% (2)	Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	44.9	% (3)	Entertainment content creator, producer and distributor
Farmers Edge Inc. (Farmers Edge)	Canada	61.3%		Provider of advanced digital tools for agriculture
Grivalia Hospitality S.A. (Grivalia Hospitality)	Greece	78.4%		Hospitality real estate investor, developer and manager
(1)	The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 94.4%.
(2)	The company has de facto voting control of Dexterra Group as its largest equity and voting shareholder.
(3)	The company has voting rights of 56.1% due to Boat Rocker’s issuance of non-voting shares to non-controlling interests.